================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         BRISTOL HOTELS & RESORTS, INC.
                               14295 MIDWAY ROAD
                              DALLAS, TEXAS 75244
                        ATTENTION: JOEL M. EASTMAN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           TELEPHONE: (972) 391-3910
            (Exact name, address and telephone number of Registrant)

INCORPORATED IN DELAWARE                        IRS EMPLOYER ID. NO.: 75-2754805

                             ---------------------

                                   Copies to:

                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                      ATTENTION: ROBERT A. PROFUSEK, ESQ.
                           TELEPHONE: (212) 326-3939

                             ---------------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                        NAME OF EXCHANGE
           TITLE OF EACH CLASS                        ON WHICH EACH CLASS
           TO BE SO REGISTERED                       IS TO BE SO REGISTERED
           -------------------                       ----------------------
            Common Stock, par                       Application will be made
          value $0.01 per share                   to list the Common Stock on
                                                  the New York Stock Exchange

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

================================================================================

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                   CROSS-REFERENCE SHEET BETWEEN INFORMATION
                         STATEMENT AND ITEMS ON FORM 10

ITEM
NO.                   ITEM CAPTION                       LOCATION IN INFORMATION STATEMENT
----                  ------------                       ---------------------------------
  1    Business...................................  "Questions and Answers about the Spin-Off and the Company;" and "Summary -- Business
                                                    and Strategy of the Company;"
                                                    "-- Agreements with FelCor;"
                                                    "-- Management;" "-- Omaha Acquisition;"
                                                    "Risks Factors;" "The Spin-Off --
                                                    Background of the Spin-Off;" "-- The
                                                    Spin-Off;" "Business;" "Pro Forma Financial
                                                    Data -- Management's Discussion and
                                                    Analysis of Results of Operations of
                                                    Bristol Hotel Company"
  2    Financial Information......................  "Summary -- Summary Historical and
                                                    Unaudited Pro Forma Financial Data;" "Pro
                                                    Forma Financial Data;" "Selected Historical
                                                    and Unaudited Pro Forma Financial Data;"
                                                    and "Index to Financial Information"
  3    Properties.................................  "Summary -- Omaha Acquisitions;" and
                                                    "Business -- Company Properties"
  4    Security Ownership of Certain Beneficial
       Owners and Management......................  "Security Ownership of Certain Beneficial
                                                    Owners and Management"
  5    Directors and Executive Officers...........  "Summary -- Management;" and
                                                    "Management -- Directors and Executive
                                                    Officers"
  6    Executive Compensation.....................  "Management -- Compensation Plans and
                                                    Arrangements"
  7    Certain Relationships and Related
       Transactions...............................  " Summary -- Redemption of a Portion of
                                                    Bass Shares;" "-- Agreements with FelCor;"
                                                    "Risk Factors -- Conflicts of Interest;"
                                                    "Business -- FelCor Leases;" and
                                                    "Management -- Certain Relationships and
                                                    Related Transactions"
  8    Legal Proceedings..........................  "Business -- Legal Proceedings"
  9    Market Price of and Dividends on the
       Registrant's Common Equity and Related
       Stockholder Matters........................  "Questions and Answers about the Spin-Off and the Company;" "Risk Factors -- Absence
                                                    of Prior Trading Market for Company Common
                                                    Shares; Potential Volatility;"
                                                    "-- Anti-Takeover Provisions;"
                                                    "Management -- Certain Relationships and
                                                    Related Transactions -- Preemptive Rights;"
                                                    and "Description of Capital Stock"
 10    Recent Sales of Unregistered Securities....  Not applicable

ITEM
NO.                   ITEM CAPTION                       LOCATION IN INFORMATION STATEMENT
----                  ------------                       ---------------------------------
 11    Description of Registrant's Securities to
       be Registered..............................  "Questions and Answers about the Spin-Off and the Company;" and "Description of
                                                    Capital Stock"
 12    Indemnification of Directors and
       Officers...................................  "Description of Capital Stock -- Additional
                                                    Corporate Governance and Takeover-Related
                                                    Matters -- Indemnification of Officers and
                                                    Directors"
 13    Financial Statements and Supplementary
       Data.......................................  "Index to Financial Information"
 14    Changes in and Disagreements with
       Accountants on Accounting and Financial
       Disclosure.................................  Not applicable

                             INFORMATION STATEMENT
                            RELATING TO THE SPIN-OFF
                                       OF
                         BRISTOL HOTELS & RESORTS, INC.

     We are sending you this document to describe the proposed spin-off of Bristol Hotels & Resorts, Inc. from our parent company, Bristol Hotel Company, and the business and financial condition of Bristol Hotels & Resorts, Inc. following this transaction. In the spin-off, you will receive one common share of Bristol Hotels & Resorts, Inc. for every two Bristol common shares you own at the time the spin-off occurs.

     Bristol is doing the spin-off in connection with its proposed merger with FelCor Suite Hotels, Inc. Prior to the spin-off, Bristol will separate its hotel operating business from the hotel properties that will be acquired by FelCor in the merger. The Company will be the largest U.S. operation of third party owned and branded hotels, and FelCor will be the largest non-paired share lodging REIT measured by market capitalization. Although FelCor and the Company will be separately owned and managed, they expect to continue to work closely together in the acquisition and leasing of hotels.

     The spin-off will not occur if Bristol and FelCor stockholders do not approve the merger and the other conditions to the merger are not met. FelCor and Bristol have described the merger transactions in detail in the proxy statement/prospectus that accompanies this information statement. You should read that document and this information statement carefully, in particular, the section captioned "Risk Factors" in the enclosed document which begins on page 8 of the information statement.

     If the merger and spin-off occur, you will receive Company shares automatically, without taking any further action. We will apply to list the common stock of the Company for trading on the New York Stock Exchange.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We first mailed this Information Statement to Bristol stockholders on April , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND THE COMPANY....    3
SUMMARY.....................................................    5
RISK FACTORS................................................    8
  Lack of Control over Hotel Properties.....................    8
  Risks Associated with Fixed Obligations under the Leases
     and Debt...............................................    8
  Hotel Industry Risks......................................    8
  Risks Associated with Third Party Management Contracts....    9
  Conflicts of Interest.....................................   10
  Absence of Prior Trading Market for Company Shares;
     Potential Volatility...................................   10
  Risks of Leverage and Limited Financial Resources.........   10
  Substantial Reliance on Key Personnel.....................   11
  Anti-Takeover Provisions..................................   11
THE SPIN-OFF................................................   11
  Background of the Spin-Off................................   11
  The Spin-Off..............................................   11
  Distribution Agent........................................   12
  Certain Federal Income Tax Consequences of the Spin-Off...   12
BUSINESS....................................................   13
  Business and Strategy.....................................   13
  Liquidity and Capital Resources...........................   14
  Employees.................................................   14
  Company Properties........................................   14
  Year 2000 Compliance......................................   17
  FelCor Leases.............................................   17
  Government Regulation.....................................   18
  Environmental Matters.....................................   19
  Legal Proceedings.........................................   19
PRO FORMA FINANCIAL DATA....................................   20
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL
  DATA......................................................   25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
  OPERATIONS................................................   27
  Overview..................................................   27
  Results of Operations -- Year Ended December 31, 1997
     Compared with Year Ended December 31, 1996.............   27
  Results of Operations -- Year Ended December 31, 1996
     Compared with Pro Forma Year Ended December 31, 1995...   28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   30
MANAGEMENT..................................................   31
  Directors and Executive Officers..........................   31
  Compensation Plans and Arrangements.......................   33
  Certain Relationships and Related Party Transactions......   36
DESCRIPTION OF CAPITAL STOCK................................   37
  Capital Stock.............................................   37
  Stock Exchange Listing....................................   37
  Shares Available for Resale...............................   38
  Dividends.................................................   38
  Additional Corporate Governance and Takeover-Related
     Matters................................................   38
WHERE YOU CAN FIND MORE INFORMATION.........................   40
FORWARD-LOOKING STATEMENTS..................................   40
INDEX TO FINANCIAL INFORMATION..............................  F-1

                             QUESTIONS AND ANSWERS
                       ABOUT THE SPIN-OFF AND THE COMPANY

     To avoid confusion, references to "we," "us," or the "Company" mean Bristol Hotels & Resorts, Inc. and its subsidiaries after the spin-off, and references to "Bristol" mean Bristol Hotel Company and its subsidiaries, which will be merged into FelCor Suite Hotels, Inc. when Bristol's proposed merger with FelCor is completed.

Q:   WHAT WILL HAPPEN IN THE SPIN-OFF?

A: In the spin-off, Bristol Hotel Company will separate its hotel operating business from its hotel properties to create a separate publicly traded hotel operating company. At the time of the spin-off, Bristol Hotels & Resorts, Inc. will change its name to Bristol Hotels & Resorts.

Q:   WHY WILL BRISTOL SPIN OFF ITS HOTEL OPERATING BUSINESS?

A: The spin-off is a condition to the proposed merger of Bristol and FelCor. The spin-off will permit you to continue to own an equity stake in Bristol's hotel operating business, which FelCor is not permitted to own under the special limitations that apply to REITs.

Q:   WHAT DO I GET IN THE SPIN-OFF?

A: You will receive one Company share for every two Bristol shares you own when the spin-off occurs. We will not issue any fractional shares. Instead, you will receive cash based on the market value of any fractional shares.

     EXAMPLE: If you own 75 Bristol shares, then after the spin-off you will receive 37 Company shares and a check for the market value of the .50 fractional share.

     In the FelCor-Bristol merger, you will receive 0.685 FelCor shares for each Bristol share you own. In addition, all persons who hold FelCor shares on the expected December 1998 record date will participate in a special distribution of Bristol's current and accumulated earnings and profits as of the merger date. The merger consideration is described in detail in the accompanying proxy materials.

Q:   WHEN WILL THE SPIN-OFF OCCUR?

A: If the stockholder approval and other conditions to the merger are satisfied, the spin-off will occur on the business day before the merger. We expect that the spin-off will occur promptly after Bristol's and FelCor's stockholders approve the merger. If the merger is not approved or is terminated, the spin-off will not occur.

Q:   WHAT ARE THE SPIN-OFF SHARES WORTH?

A: The value of the spin-off Company shares was estimated to be $6.38 per share (based on a spin-off ratio of one-for-two) by the Bristol Board in connection with its approval of the merger and spin-off. The actual trading value of the Company shares may be higher or lower than the estimated value and will depend on many factors.

     Until an orderly trading market develops, the market price for our stock may fluctuate significantly. Please obtain current market quotations prior to deciding whether to purchase or sell Company shares.

Q:   DO I HAVE TO PAY TAXES ON THE SHARES I RECEIVE IN THE SPIN-OFF?

A: Yes. The spin-off will be treated as a dividend and the fair market value of the shares you receive in the spin-off will be taxed to you as ordinary income. The amount of that dividend is based on various factors. While the Company has assigned an estimated value of $6.38 per share, the Company believes the actual value of the dividend could be between $5.00 and $7.00 per spin-off Company share. The final value of the spin-off dividend cannot be determined until after the dividend is completed. We will make a public announcement of the amount of the dividend promptly after it is determined and will furnish you the required IRS information as early as we can. To review the tax consequences to you in more detail, see page 12.

Q:   WHAT DO I HAVE TO DO TO PARTICIPATE IN THE SPIN-OFF?

A: Stockholder approval is not required for the spin-off to occur. However, Bristol is asking you to vote to adopt the merger agreement with FelCor. Unless the conditions to the merger are satisfied, the spin-off will not occur. Accordingly, your vote to approve the merger will be deemed to constitute approval of the spin-off. Instructions for voting your proxy in the merger are described in the joint proxy statement/prospectus that accompanies this document.

Q:   WHEN WILL I RECEIVE MY COMPANY SHARES?

A: If the spin-off occurs, Bristol will deliver the shares to which you are entitled as quickly as possible following the spin-off. Your shares will be either credited electronically to your brokerage account or Bristol will mail a stock certificate to you.

Q:   WHEN WILL I BE ABLE TO BUY AND SELL COMPANY SHARES?

A: You may buy and sell Company shares once the spin-off occurs. In addition, we believe that it is likely that the Company shares will be traded on a "when-issued" basis beginning about the time stockholders approve the merger. While we do not control this, if when-issued trading begins, you will in effect be entitled to sell your right to receive Company shares. You would then have to deliver the Company shares to your broker promptly after you receive them. You should consult your broker or financial advisor before you attempt to sell your Company shares.

Q:   WHERE WILL THE COMPANY SHARES TRADE?

A: We will apply to list the Company shares on the New York Stock Exchange. If they do not accept the listing, we will seek to list the Company shares on another major national exchange or quotation system.

Q:   WILL THE COMPANY PAY DIVIDENDS ON ITS SHARES?

A: The Company does not currently intend to pay any cash dividends, but rather intends to reinvest available cash in its business.

Q: WILL THE COMPANY SHARES BE CLIPPED OR PAIRED TO FELCOR STOCK LIKE A NUMBER OF OTHER REAL ESTATE COMPANIES?

A:   No. Company and FelCor shares will trade separately.

Q:   WHAT WILL BE THE RELATIONSHIP BETWEEN THE COMPANY AND FELCOR AFTER THE
     MERGER?

A: FelCor will lease to the Company all of the Bristol hotels acquired in the merger pursuant to leases having initial terms of five to ten years, with renewal options on the same terms for a total of 15 years, with an additional option for five years at the then current market terms. After the merger, the two companies intend to work together in the acquisition and leasing of hotels, but neither party will be contractually obligated to do so.

Q:   WHOM SHOULD I CALL WITH QUESTIONS?

A: If you have questions about the spin-off or if you would like additional copies of this document or any document referred to, you should contact Ed Nolan, Vice President, Corporate Finance, at Bristol at (972) 391-3231 or by e-mail to "enolan@bristolhotels.com".

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. For a more complete description of the legal terms of these transactions, you should read this entire information statement and the joint proxy statement/prospectus accompanying this information statement, as well as the additional documents we refer to under the heading "Where You Can Find More Information."

THE SPIN-OFF

     Bristol will distribute one Company share for every two Bristol shares you own at the time the spin-off occurs. We expect the distribution to occur promptly following Bristol's and FelCor's annual meetings of stockholders to approve the merger of Bristol and FelCor. There are, however, other customary conditions to the merger that need to be satisfied. As a result, the effective time of the spin-off and the merger could be delayed.

REDEMPTION OF A PORTION OF BASS SHARES

     Companies affiliated with Bass plc presently own approximately 31% of Bristol's shares and will participate proportionately in the spin-off. Following the merger and the spin-off, and based on the present ownership by the Bass companies of Bristol, the Bass companies would own approximately 13% of FelCor and 31% of the Company. The REIT rules prevent FelCor from leasing hotels to the Company if the Bass companies own 10% or more of both FelCor's and the Company's shares. To assure compliance with these REIT requirements FelCor required in the legal documents that we agree to purchase all of the Company shares held by the Bass companies that exceed the 9.9% limitation. The purchase price for these shares totals $25.8 million. This will mean that the other stockholders' percentage ownership interest in the Company will be approximately 31% higher than it was in Bristol.

CONDITIONS TO THE SPIN-OFF

     The spin-off is subject to the satisfaction or waiver of the same conditions as the merger. Accordingly, the spin-off will not occur if the merger does not occur. Please read the joint proxy statement/prospectus that accompanies this document for a more complete description of the merger transactions.

BUSINESS AND STRATEGY OF THE COMPANY

     After the spin-off, we will own Bristol's hotel operating business and Bristol's employees and management will generally become our employees and management. We will operate 101 primarily full-service hotels in the upscale and midscale segments of the hotel market, of which 89 will be operated under long-term leases and management agreements with FelCor. We will remain the world's largest franchisee of Holiday Hospitality's Crowne Plaza(R) and Holiday Inn(R) hotels. Excluding pending acquisitions, we will also operate 19 hotels under other national hotel brands, including Hampton Inn(R), Courtyard by Marriott(R) and Fairfield Inn(R).

     With FelCor's and the Company's substantial experience in the upscale and midscale segments of the lodging industry, the two companies expect to work together after the spin-off in the acquisition and leasing of additional hotels. Both companies believe that there remain attractive opportunities for the ownership and operation of hotels in this industry segment, especially utilizing the Holiday Hospitality brand names. We expect to combine our reputation as one of the premier operators of Crowne Plaza and Holiday Inn hotels and our redevelopment skills with FelCor's acquisition skills, access to capital, and rapid growth strategy to pursue new opportunities. There is no contractual obligation to jointly pursue these opportunities. However, we believe that our position after the merger as the largest tenant-operator of FelCor-owned hotels, coupled with the potential economic benefits and the alignment of interests created by the significant common stock ownership in the two companies by Bristol's former stockholders and the FelCor stock options held by the Company's management, will create an environment in which we will do so.

     We also intend to develop relationships with other property owners, including other REITs, to lease or manage their hotels. We are considering ways in which we may offer various real estate management-related services, including construction management, procurement and marketing/advertising services, to FelCor and other hotel owners and managers/operators.

     At the spin-off, substantially all of Bristol's employees are expected to become employees of the Company.

     The principal office of the Company will be located at 14295 Midway Road, Dallas, Texas 75244.

AGREEMENTS WITH FELCOR

     After the spin-off and the merger, we will become one of FelCor's two major tenants and will lease and operate all of the hotels FelCor acquires from Bristol in the merger. The leases are for initial terms of five to ten years, with optional renewals on the same terms that we may exercise for a total, including the initial terms, of 15 years. If a lease has been extended to 15 years, we may renew the lease for an additional five years at then current market rates. Each lease will provide for a monthly rent equal to the greater of base rent or percentage rent. The percentage rent will be based on specified percentages of certain revenue streams. Those percentages will vary within the following ranges:

Room Revenues:                 0% to 10% up to a revenue breakpoint amount
                               specified for each hotel, then 60% to 75%
                               above such breakpoint.
Food and Beverage Revenues:    5% to 25%.
Phone Revenues:                5% to 10%.
Other Revenues:                Varying percentages depending on the nature
                               and source of such revenues.

     The base rent and the revenue breakpoint in each lease will be adjusted annually to reflect changes in the Consumer Price Index.

     As between FelCor and us, we will be responsible for the liabilities associated with Bristol's management and leasing business and FelCor will assume all of Bristol's other liabilities, including all of Bristol's existing indebtedness other than trade accounts payable.

MANAGEMENT

     There initially will be eight persons on our board of directors, five of whom are currently Bristol directors. J. Peter Kline, Bristol's current President and Chief Executive Officer, is our Chairman of the Board and Chief Executive Officer, and John A. Beckert, Bristol's current Chief Operating Officer, is our President and Chief Operating Officer.

OMAHA ACQUISITION

     Bristol has agreed to acquire from Omaha Hotel, Inc. and another party 20 midwestern hotels with a total of 3,456 rooms. Upon completion of this transaction and after the spin-off, the Company will operate these hotels under leases with FelCor. We currently expect this acquisition to be completed prior to the spin-off. Neither Bristol nor the Company can be sure that the acquisition will occur.

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the spin-off. The following tables set forth summary historical financial data for Bristol for the years ended December 31, 1997 and 1996, and the 11 months ended December 31, 1995 and for Bristol's predecessor entities for the two years ended December 31, 1994 and 1993, and for the month ended January 31, 1995. The summary balance sheet data for Bristol is presented as of December 31, 1997, 1996 and 1995. The summary balance sheet data for the predecessor entities is presented as of December 31, 1994 and 1993.

     The summary financial data for Bristol set forth below is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto for Bristol included elsewhere in this information statement.

     The 1996 and 1997 summary financial data for Bristol has been derived from financial statements audited by Arthur Andersen LLP and the remainder of the summary financial data for Bristol and the predecessor entities has been derived from financial statements audited by Price Waterhouse LLP, independent accountants, each of which financial statements is included elsewhere in this information statement. The summary financial data for the predecessor entities set forth below is qualified in its entirety by, and should be read in conjunction with, the financial statements included elsewhere in this information statement.

     The pro forma information assumes completion of the merger, the spin-off, the Omaha acquisition and the purchase of a portion of the Bass companies' shares as of January 1, 1997 in the case of the Income Statement Data, and on December 31, 1997 in the case of the Balance Sheet Data. The information is only in summary form and you should read it in conjunction with the historical financial data and more detailed pro forma financial information appearing elsewhere in this document. The pro forma financial data are not necessarily indicative of the results that actually would have occurred had the merger, the spin-off, the Omaha acquisition and the Bass purchase been consummated on the dates indicated or that may occur in the future.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    PRO FORMA                    BRISTOL                             PREDECESSOR
                                   ------------   -------------------------------------   ---------------------------------
                                     FOR THE           YEAR ENDED         ELEVEN MONTHS    ONE MONTH        YEAR ENDED
                                    YEAR ENDED        DECEMBER 31,            ENDED          ENDED         DECEMBER 31,
                                   DECEMBER 31,   ---------------------   DECEMBER 31,    JANUARY 31,   -------------------
                                       1997          1997        1996         1995           1995         1994       1993
                                   ------------   ----------   --------   -------------   -----------   --------   --------
                                   (UNAUDITED)
INCOME STATEMENT DATA
  Total revenues.................    $672,295     $  504,518   $211,840     $165,195        $5,943      $ 70,351   $ 64,022
  Operating income...............      13,746         97,896     46,766       26,595         1,932        15,438     12,792
  Tenant lease expense...........     202,501             --         --           --            --            --         --
  Income before extraordinary
    items........................       7,769         33,214     17,749        4,969         1,280         8,144      5,296
  Diluted earnings per common
    share:
    Income before extraordinary
      items......................        0.48           0.87       0.70         0.28            --            --         --

                                       AS OF                AS OF DECEMBER 31,                          AS OF DECEMBER 31,
                                    DECEMBER 31,   ------------------------------------                 -------------------
                                        1997          1997        1996         1995                       1994       1993
                                    ------------   ----------   --------   ------------                 --------   --------
BALANCE SHEET DATA
  Cash and cash equivalents.......    $ 15,000     $   86,167   $  4,666     $  7,906                   $  4,118   $    395
  Working capital.................      16,620         71,308    (20,779)      (8,426)                     3,246    (17,412)
  Total assets....................      81,624      1,666,638    592,788      512,901                    109,874     99,635
  Long-term debt, including
    current portion...............         200        717,319    232,694      170,544                    114,054    112,963
  Total equity....................      30,000        648,794    252,157      236,122                    (11,988)   (20,604)

                                  RISK FACTORS

     You should carefully read and evaluate all of the information in this document, including the risk factors listed below.

LACK OF CONTROL OVER HOTEL PROPERTIES

     Following the spin-off, we will no longer own or control all matters with respect to the hotels we lease. Our rights over the hotels we lease will be limited to those specified in the leases with FelCor. Under the FelCor leases, FelCor will have the right to approve and control certain key decisions relating to each hotel, including the right to approve annual capital budgets, to sell the hotels, to place additional debt on the hotels and to make decisions regarding the franchise agreements for the hotels. This creates additional risks to you if there is a conflict between us, as tenant, and FelCor, as owner of the hotels, or if FelCor takes certain actions that are not in your best interests.

     For example, FelCor could decide to delay or not make certain capital improvements to hotels that we think appropriate, including the 51-hotel redevelopment and rebranding program Bristol initiated toward the end of last year. FelCor has informed us that it intends to complete this redevelopment program, but we cannot assure you that it will do so. Moreover, many details of the program must be agreed to by FelCor and FelCor could request changes to the program that we may not necessarily support. Any changes to the redevelopment program could adversely affect the leased hotels and our results of operations.

     Our results of operations could also be adversely affected if FelCor decided to sell one or more of the hotels and terminate our lease. Under the leases with FelCor, FelCor may sell the hotels and terminate our lease without our consent. In such event, our damages would be limited to monthly termination payments during the remainder of the lease term equal to one-twelfth of 60% of the average monthly profit and allocable overhead contribution associated with operating the hotel over the 12 months ending on the termination date.

     The leases are terminable by FelCor in certain events, including, among others, if we breach the leases, if we fail to satisfy certain performance tests, if the hotels are sold to a third party, if there is a change of control of the Company without our Board's consent or if a lender forecloses on the hotel. Certain of these events are beyond our control and, depending on the circumstances, we may not be entitled to termination payments if the leases are terminated.

RISKS ASSOCIATED WITH FIXED OBLIGATIONS UNDER THE LEASES AND DEBT

     Certain of our obligations under the FelCor leases will be fixed regardless of the actual results of operations of the hotels and we will have to make scheduled payments on debt we expect to incur at the time of or following the spin-off. If our results of operations decline or flatten out, we may be forced to reduce our overhead and other expenses, which could adversely affect our future prospects and may not be sufficient in light of our substantial fixed obligations under the FelCor leases and any indebtedness we may incur.

HOTEL INDUSTRY RISKS

     Growth Opportunities. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990s. This has generally resulted in higher prices for hotels and fewer attractive acquisition opportunities. An important part of the Company's growth strategy is to work with FelCor in the acquisition and leasing of hotels, even though neither party is contractually obligated to do so. Continued industry consolidation and competition for acquisitions could adversely affect our and FelCor's growth prospects. The Company and FelCor compete for hotel investment opportunities with other companies, some of which have greater financial or other resources. The larger competitors may be able to pay higher prices or assume greater risks than would be appropriate for the Company.

     Operating Risks. The hotels to be leased by the Company from FelCor are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

     - The existence of competition from other hotels;

     - The construction of more hotel rooms in a particular area than are needed to meet demand;

     - The increase in energy costs and other travel expenses that reduce business and leisure travel;

     - The adverse effects of declines in general and local economic activity;
and

     - The risks generally associated with the operation of leased real estate.

In addition, annual adjustments (based on changes in the Consumer Price Index) are made to the base rent and the thresholds that will be used to compute percentage rent under the leases between us and FelCor. These adjustments, unless offset by increases in hotel revenues, could adversely affect the Company's results of operations.

     Competition. Each of our leased hotels will compete with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which the hotels are located, which could adversely affect the results of operations of these hotels. In addition, the Company will compete with other hotel operating companies for management contracts and hotel leases.

     Seasonality. The hotel industry is seasonal in nature. Generally, hotel revenues are highest in the second and third quarters of each year. Seasonality causes quarterly fluctuations in our revenue. We may be able to reduce, but not eliminate, the effects of seasonality by continuing to diversify the geographic location and primary customer base of its hotels.

     Investment Concentration in a Single Industry. Our entire business is hotel-related. In the event of a downturn in the hotel industry, the adverse effect on us may be greater than on a more diversified company with assets or activities outside of the hotel industry.

     Risks of Operating Hotels Under Franchise Agreements. Most of our hotels are and, following the proposed spin-off will be, operated under franchise licenses, predominantly with Holiday Hospitality Corporation. Any significant decline in the reputation of any of the Company's franchisors could adversely affect our results of operations. Each license agreement requires that the franchised hotel be maintained and operated in accordance with certain standards. The franchisors also may require substantial improvements to the franchised hotels, for which FelCor would be responsible under our leases with it, as a condition to the renewal or continuation of these franchise licenses. The consent of certain franchisors (other than Holiday Hospitality) to the transfer of Bristol's hotels to FelCor in the merger has not yet been obtained. If a consent is withheld, the merger could result in the termination of those licenses. If a franchise license terminates due, among others, to FelCor's failure to make required improvements or to obtain necessary consents, our results of operations could be adversely affected.

     Governmental Regulation. The lodging industry is subject to extensive governmental regulation, including laws which regulate the licensing of hotels and restaurants, the sale of liquor, the disposal of hazardous wastes and the adaption of public accommodations for use by the disabled. Although we believe that we are in substantial compliance with these laws, the failure to comply with, or the imposition of liability under, these laws could impose additional costs on us that could have an adverse effect on our business.

RISKS ASSOCIATED WITH THIRD PARTY MANAGEMENT CONTRACTS

     Many of the third party management agreements allow the third party owner to terminate the contract at any time, including if the property is sold. The Company has been advised by certain owners of their intention to sell their properties within the next 12 months. If a property is sold, the related management contract would likely be terminated. In addition, six of the contracts will expire by the end of 1998 unless renewed or extended. The termination of these contracts could adversely affect the Company's results of operations.

CONFLICTS OF INTEREST

     All of the Bristol hotels to be acquired by FelCor in the merger will be leased back to the Company. It is not anticipated that any person who is an officer or director of the Company will at the same time be an officer or director of FelCor. However, Donald J. McNamara, who is currently the Chairman of the Board of Bristol, will become the Chairman of the Board of FelCor following the merger. Mr. McNamara is a principal in a firm that after the spin-off and merger will beneficially own 40% of the Company's shares and that will be the general partner of two partnerships that will beneficially own 13% of FelCor's common shares. Richard North, who will join FelCor's Board upon completion of the merger, is an affiliate of Bass plc, whose subsidiary, Holiday Hospitality, will be the franchisor of most of the hotels we will lease from FelCor and whose other subsidiaries will be the beneficial owners of 9.9% of the Company shares and 13% of FelCor's common shares after the spin-off and the merger. Each of these two stockholders will have the right to nominate one director of the Company and, at the time of the merger, to nominate two directors to serve on the FelCor Board. In addition, Messrs. Kline and Beckert, our CEO and COO, will receive in the FelCor-Bristol merger a substantial amount of FelCor stock and will have options to purchase FelCor stock.

     Issues may arise under our leases, franchise agreements and other agreements, and in the allocation of acquisition and leasing opportunities, that present conflicts of interest due to the affiliations of these directors and executives.

ABSENCE OF PRIOR TRADING MARKET FOR COMPANY SHARES; POTENTIAL VOLATILITY

     There is currently no public trading market for our shares. Although we will apply to list our shares for trading on the New York Stock Exchange, we cannot be sure that our application will be accepted or that our shares will be actively traded. We also cannot predict what the market price for our shares might be. Until an orderly trading market develops, the market price for our shares may fluctuate significantly. You should not view the current trading price of Bristol shares as a reflection of what the trading price of our shares will be. Following the spin-off and the merger, we will be significantly smaller than Bristol was prior to its merger with FelCor.

     In general, lenders will not make margin loans in respect of stock which trades below $5.00 per share. Accordingly, if the Company's shares were to trade below that level, investors' ability to finance the acquisition or maintenance of Company shares would be adversely affected.

     Some of the Bristol stockholders who receive Company shares may decide that they do not want shares in a hotel operating company, and may sell their shares. Our two largest stockholders will have the right under certain circumstances to require us to register their shares for resale. Any sales of stock by these or other stockholders could lower the trading price of our stock and delay the development of an orderly trading market.

RISKS OF LEVERAGE AND LIMITED FINANCIAL RESOURCES

     Following the spin-off, we may have difficulty obtaining additional financing because our asset base will be smaller and we will no longer own the Bristol hotels or other real estate that Bristol historically used as collateral for prior loans. Accordingly, we will not necessarily be able to rely on Bristol's prior relationships with lenders. If we cannot obtain financing in amounts or on terms acceptable to us, we may not have enough capital resources to pay our obligations under the leases, to satisfy our cash requirements or to pursue additional opportunities. We have obtained proposals with term sheets from several financial institutions for a proposed $40 million revolving credit facility. Further, FelCor has agreed to provide us with a short-term loan to the extent our cash balances upon completion of the spin-off are less than $15 million. Neither FelCor nor any third-party financial institution is obligated to provide us with additional funds or to assist us in obtaining additional financing in the future.

     If we were to draw down the full amount under such credit facility, we would be highly leveraged with substantial indebtedness at a floating rate of interest. Changes in economic conditions could result in higher interest rates, increasing our interest expense.

SUBSTANTIAL RELIANCE ON KEY PERSONNEL

     We will be dependent on the efforts of our executive management team. Although we believe that we could find replacements for these key personnel, the loss of their services could have an adverse effect on our operations. We have entered into employment agreements only with J. Peter Kline, Chairman of the Board and Chief Executive Officer, and John A. Beckert, President and Chief Operating Officer.

ANTI-TAKEOVER PROVISIONS

     The leases with FelCor give FelCor the right to terminate the leases upon a change in control of the Company that is not approved by our Board. In addition, our Certificate of Incorporation and Bylaws contain provisions that might make it more difficult for someone to obtain control of us or replace our management without the approval of our Board. These include provisions that prohibit stockholders from acquiring, other than in the spin-off, more than 9.9% of our outstanding shares until December 31, 2000, that provide for a staggered Board, that permit our Board to issue preferred stock without your approval, that prohibit you from taking action other than at a stockholders meeting and that limit the right to call a stockholders meeting generally to our Board. These provisions could delay or prevent a change in control of our Board or transaction in which you could receive a price for your shares that is greater than the then current market prices or is otherwise in your best interests.

                                  THE SPIN-OFF

BACKGROUND OF THE SPIN-OFF

     On March 23, 1998, the Bristol Board determined that it was in your best interests for Bristol to merge into FelCor. The Bristol Board approved the merger in part because FelCor, as a REIT, has a lower overall cost of capital than Bristol, a C-corporation, and greater financial flexibility to finance the acquisition of hotels.

     FelCor is a REIT and cannot operate its owned hotels under the special limitations that apply to REITs. Accordingly, and to provide Bristol stockholders the opportunity to continue to have an equity stake in Bristol's hotel operating business, prior to the merger, Bristol will separate its hotel operating business from the hotel assets that FelCor will acquire in the merger and spin-off this business to you.

     The Bristol Board recognized that the spin-off would be taxable to you based on the fair market value of the stock distributed to you on the date of the spin-off. However, the Bristol Board believed that the benefits of the merger outweighed any negative tax consequences to you from the spin-off.

     The value of the spin-off company shares was estimated to be $6.38 per share (based on a spin-off ratio of one-for-two) by the Bristol Board in connection with its approval of the merger and spin-off. This value is corroborated by the price the Bass companies have agreed to accept for the purchase of their shares immediately following the spin-off.

     The final value of the spin-off dividend cannot be determined until after the dividend is completed. We will make a public announcement of the amount of the dividend promptly after it is determined and will furnish you the required IRS information as early as we can so that you can complete your tax returns.

     The actual trading value of the Company shares may be higher or lower and the estimated value will depend on many factors. Until an orderly trading market develops, the market price for our stock may fluctuate significantly. Please obtain current market quotations prior to deciding whether to purchase or sell Company shares.

THE SPIN-OFF

     Each holder of record of Bristol shares as of the close of business on the date of the spin-off will receive one Company share for every two Bristol shares held by them.

     The terms and conditions of the spin-off are set forth in an agreement we entered into with Bristol (the "Spin-Off Agreement"). FelCor will assume Bristol's obligations under the Spin-Off Agreement in the merger. The Spin-Off Agreement has been filed with the SEC as an exhibit to this document. Please see "Where You Can Find More Information" for instructions on how to obtain a copy of the Spin-Off Agreement.

     Prior to the spin-off, Bristol will separate its management and leasing business from its hotel properties. Bristol will do this through a series of mergers, asset and stock transfers and liability assumptions among Bristol, the Company and our respective subsidiaries. We will generally acquire all assets and assume all liabilities associated with Bristol's hotel operating business and Bristol will retain all other assets and all other liabilities, including all of Bristol's existing indebtedness other than trade accounts payable. Each party will indemnify the other for losses relating to liabilities that it has assumed, other than liabilities relating to the intentional misconduct or gross negligence of the other that have not been previously disclosed.

     The Bass Companies presently own approximately 31% of Bristol's shares and will participate proportionately in the spin-off. Following the spin-off, we will redeem all of the Company shares held by the Bass companies that exceed 9.9% of our outstanding shares for $25.8 million. We are required to redeem these shares as part of the merger transactions between Bristol and FelCor. As a result of the merger and the spin-off, the Bass companies would own approximately 13% of FelCor and 31% of the Company. The REIT rules prohibit FelCor from leasing its hotels to the Company if the Bass companies own 10% or more of both FelCor's and the Company's shares. Accordingly, as a condition to the FelCor merger and FelCor leasing the hotels it acquires from Bristol in the merger, we must redeem some of the Bass companies' shares. This will mean that all other stockholders' percentage interest in the Company will be approximately 31% higher than it was in Bristol.

     If the spin-off occurred on April 28, 1998 based on the then outstanding Bristol shares and giving effect to the Bass redemption described
above,           million Company shares would be distributed to Bristol
stockholders. YOU SHOULD NOT SEND CASH, CERTIFICATES OR ANY OTHER CONSIDERATION TO THE COMPANY OR TAKE ANY OTHER ACTION TO RECEIVE YOUR COMPANY SHARES IN THE SPIN-OFF.

     We will not issue fractional shares in the spin-off. The distribution agent will either distribute to you an amount of cash for your fractional interest based on the market price of the Company shares at the time of the spin-off or it will aggregate and sell in the open market within 90 days after the spin-off all fractional shares at then prevailing prices and distribute to you the net proceeds to which you are entitled. You will not have to pay any fees in connection with such sales.

DISTRIBUTION AGENT

     The distribution agent for the spin-off will be American Stock Transfer & Trust Company, Stock Transfer Department, 40 Wall Street, 46th Floor, New York, N.Y. 10005, telephone (800) 937-5449. You may contact them if you have any questions regarding delivery of your Company shares in the spin-off.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

     Introduction. The following discussion summarizes certain federal income tax consequences of the spin-off to you. This summary is not a complete analysis of all of the potential tax effects of the spin-off to you or your ownership of Company shares. We have based this summary upon current provisions of the tax code, currently applicable Treasury regulations and judicial and administrative decisions and rulings, all of which could change, possibly with retroactive effect. The IRS could also disagree with our summary of these provisions. We do not intend to obtain a ruling from the IRS.

     In addition, we have not addressed tax consequences that may apply to particular stockholders in light of their individual circumstances, such as life insurance companies, tax-exempt organizations, regulated investment companies, S-corporations, financial institutions, broker-dealers in securities, stockholders who hold their shares as part of a hedge, straddle or conversion transaction, stockholders who do not hold their shares as capital assets, stockholders who have acquired their shares upon the exercise of options or otherwise as compensation, foreign entities and nonresident alien individuals.

     Receipt of Company Shares. The spin-off will be taxable to you for federal income tax purposes based on the fair market value of the Company shares (including cash you receive for fractional shares) you receive as of the spin-off date. This amount will be taxable to you as ordinary income to the extent of your pro rata share of Bristol's current and accumulated earnings and profits. Based on Bristol's current estimates of its accumulated earnings and profits, we believe that the fair market value of the Company shares distributed to you will be taxable as ordinary income. You will acquire an initial tax basis in your shares equal to its fair market value as of the spin-off date. Your holding period for your shares will begin on the spin-off date.

     Bristol will determine the fair market value of the shares you receive as of the spin-off date based on a number of factors, including the trading price of the Company shares at or near the spin-off date. Bristol will report the amount received by you to the IRS and you on IRS Form 1099-DIV. There is no assurance that the IRS or the courts will agree that the amount received by you is equal to the amount determined by Bristol. If the IRS were to challenge the amount reportable by you on your federal income tax return, you would have to bear the expense and effort of defending against or otherwise resolving such challenge.

     Special Rules Applicable to Corporate Stockholders -- Deduction for Dividends Received. In computing its taxable income for the tax year in which the spin-off occurs, a corporate holder of Bristol shares generally will be entitled to deduct 70% of the amount of the value of the Company shares received by that holder that constitutes a dividend. However, the availability of such deduction may be limited based on a number of specific circumstances that may apply to a particular corporate holder, including the length of time the corporate holder has held its Bristol shares, certain risk-reducing arrangements the corporate holder may have entered into with respect to its Bristol shares, the existence of corporate indebtedness attributable to the holding of those shares, and the applicability of alternative minimum tax rules. The corporate taxpayer's basis in the Company shares may also be reduced with respect to such deduction. Corporate stockholders should consult their tax advisors to ascertain whether, under their specific circumstances, the availability or benefits of the corporate dividends received deduction may be subject to limitation.

     Backup Withholding. Bristol generally will be required to withhold 31% of the Company shares to be distributed to you if (i) you fail to furnish or certify a taxpayer identification number to Bristol, (ii) the IRS notifies Bristol that the taxpayer identification number furnished by you is incorrect,
(iii) the IRS notifies Bristol that you have underreported interest and/or dividend income, or (iv) you fail to certify to Bristol that you are not subject to withholding for underreporting interest or dividend income. Any amounts withheld from you under these backup withholding rules will be allowed as a credit against your federal income tax liability or as a refund.

                                    BUSINESS
BUSINESS AND STRATEGY

     After the spin-off we will own Bristol's hotel operating business and Bristol's employees and management will generally become our employees and management. We will operate under long-term leases and management agreements all of the 89 hotels currently owned by Bristol containing 25,281 rooms. We will also assume all of Bristol's obligations under Bristol's third-party management contracts, pursuant to which Bristol operates an additional 12 hotels containing 3,557 rooms. The hotels are located in 22 states and Canada, with hotels clustered in major metropolitan areas with concentrations in the South, East, Southwest and Pacific regions of the United States. The 20 hotels that will be acquired in the transactions with Omaha Hotel, Inc. as well as the acquisition of an additional hotel (both transactions are scheduled to close before the spin-off) will be transferred to FelCor in the merger and will be operated by the Company under long term leases.

     We will operate primarily full-service hotels in the upscale and midscale hotel segments. We will remain the world's largest franchisee of Holiday Hospitality's Crowne Plaza and Holiday Inn hotels and will be committed to enter into franchise agreements with Holiday Hospitality or its affiliates for hotels with an additional 8,700 rooms during the next five years under one or more of their brands, including Inter-Continental(R), Crowne Plaza, Holiday Select(R), Holiday Inn, and Holiday Express(R). Excluding pending acquisitions, we will also operate 19 hotels under other national hotel brands, including Hampton Inn, Homewood Suites, Courtyard by Marriott and Fairfield Inn.

     With FelCor's and the Company's substantial experience in the upscale and midscale hotel segments, the two companies expect to work together after the spin-off and merger in the acquisition and leasing of additional hotels. Both companies believe that there remain attractive opportunities for the ownership and operation of hotels in these market segments, especially utilizing the Holiday Hospitality brand names. We expect to combine our reputation as one of the premier operators of Crowne Plaza and Holiday Inn hotels and our redevelopment skills with FelCor's acquisition skills, access to capital, and rapid growth strategy to pursue new opportunities. There is no contractual obligation to jointly pursue these opportunities. However, we believe that our position after the merger as the largest tenant-operator of FelCor's owned hotels, coupled with the potential economic benefits and the alignment of interests created by the significant common stock ownership in the two companies by Bristol's former stockholders and the FelCor stock options held by the Company's management will create an environment in which we will do so.

     We also intend to develop relationships with other property owners, including other REITs, to lease and manage their hotels. We are also considering ways in which we may offer various real estate management related services, including construction management, procurement and marketing/advertising services, to FelCor and other hotel owners and managers/operators.

     We will cooperate with FelCor to continue the redevelopment and repositioning program Bristol initiated for its hotels. We believe the redevelopment and repositioning of those hotels will enhance the hotels' performance. Pursuant to the leases with FelCor, FelCor will devote at least 3% of the revenues from the hotels acquired from Bristol to fund capital improvements to those hotels.

     Our senior management team has extensive experience in the hospitality industry, with most of them working together for over 15 years. Our executive officers are among the largest individual owners of our shares.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity are expected to be cash on hand, cash flow from operations and borrowings under a $40 million revolving credit facility we expect to enter into at the time the spin-off is completed. We expect that any credit facility would be secured by our assets and the stock of our subsidiaries. We expect that up to $20 million of our credit facility would be used to issue letters of credit to secure our obligations under the leases with FelCor, with the balance used for working capital and other general corporate purposes. We believe that we will have access to sufficient capital resources to operate and manage the hotels in our portfolio for the foreseeable future.

EMPLOYEES

     We will employ most of the employees at the hotels we manage or operate as well as those at our corporate offices. Immediately prior to the spin-off, we expect to have 17,000 employees, 350 of whom are employed at our Dallas headquarters. Thirteen of the properties we manage, employing approximately 1,400 workers, are subject to labor union contracts. We have not experienced any union strikes or other material labor disruptions and believe that our ongoing labor relations are good.

COMPANY PROPERTIES

     Executive Offices. Our principal executive offices are located in Dallas, Texas under a lease that expires on June 30, 2004. We have the right to terminate our lease annually beginning in the year 2000 by paying termination fees.

     The Company's Hotels. The following table sets forth certain information with respect to each hotel Bristol operated as of December 31, 1997, which if the spin-off had occurred on that date, would be operated by the Company:

                                                                                      NUMBER
                         HOTEL NAME                                 LOCATION         OF ROOMS
                         ----------                                 --------         --------
BRISTOL'S OWNED HOTELS
Holiday Inn -- Montgomery...................................  Montgomery, AL           213
Holiday Inn -- Texarkana I-30...............................  Texarkana, AR            210
Days Inn -- Flagstaff.......................................  Flagstaff, AZ            157

                                                                                      NUMBER
                         HOTEL NAME                                 LOCATION         OF ROOMS
                         ----------                                 --------         --------
Fairfield Inn -- Downtown Scottsdale........................  Scottsdale, AZ           218
Holiday Inn -- Santa Barbara................................  Santa Barbara, CA        160
Holiday Inn Select -- Irvine/Orange County Airport(2).......  Irvine, CA               334
Holiday Inn Select -- Pleasanton(1).........................  Pleasanton, CA           244
Holiday Inn -- San Diego on the Bay(2)......................  San Diego, CA            600
Holiday Inn -- San Jose North...............................  San Jose, CA             305
Holiday Inn -- San Francisco Financial District(2)..........  San Francisco, CA        565
Holiday Inn -- San Francisco Fisherman's Wharf..............  San Francisco, CA        584
Holiday Inn Select -- San Francisco Union Square(1).........  San Francisco, CA        400
Holiday Inn Express -- Colorado Springs Central.............  Colorado Springs, CO     207
Ramada Inn -- Colorado Springs North........................  Colorado Springs, CO     220
Holiday Inn -- Hartford Downtown(1).........................  Hartford, CT             342
Holiday Inn Select -- Stamford..............................  Stamford, CT             383
Holiday Inn -- Cocoa Beach Oceanfront Resort................  Cocoa Beach, FL          500
Holiday Inn -- Nikki Bird...................................  Kissimmee, FL            529
Holiday Inn Select -- Miami International Airport(1)........  Miami, FL                304
Holiday Inn Select -- Orlando International Airport.........  Orlando, FL              288
Holiday Inn -- Orlando International Drive Resort...........  Orlando, FL              652
Holiday Inn -- Orlando North/Winter Park....................  Orlando, FL              200
Holiday Inn -- Near Busch Gardens(R) Tampa..................  Tampa, FL                395
Courtyard by Marriott -- Downtown Atlanta...................  Atlanta, GA              211
Fairfield Inn -- Downtown Atlanta...........................  Atlanta, GA              242
Holiday Inn -- Atlanta Airport North........................  Atlanta, GA              493
Harvey Hotel -- Atlanta Powers Ferry(1).....................  Atlanta, GA              296
Crowne Plaza -- Atlanta Airport.............................  Atlanta, GA              378
Holiday Inn Select -- Atlanta Perimeter Dunwoody............  Atlanta, GA              250
Holiday Inn Express -- Atlanta I-20 East....................  Atlanta, GA              167
Holiday Inn Express -- Atlanta Northeast....................  Atlanta, GA              199
Holiday Inn -- Atlanta South/Jonesboro......................  Atlanta, GA              180
Holiday Inn -- Columbus Airport North.......................  Columbus, GA             223
Hampton Inn -- Marietta.....................................  Marietta, GA             140
Allerton Hotel -- Chicago(2)................................  Chicago, IL              378
Holiday Inn -- New Orleans French Quarter...................  New Orleans, LA          276
Holiday Inn Select -- Boston Government Center(2)...........  Boston, MA               303
Holiday Inn -- Kansas City Northeast........................  Kansas City, MO          167
Holiday Inn -- Westport.....................................  St. Louis, MO            318
Holiday Inn -- Jackson Southwest............................  Jackson, MS              289
Crowne Plaza -- Downtown Jackson............................  Jackson, MS              354
Hampton Inn -- Jackson......................................  Jackson, MS              119
Harvey Hotel & Suites -- Jackson North......................  Jackson, MS              224
Whispering Woods Hotel and Conference Center................  Olive Branch, MS         181
Holiday Inn -- Albuquerque Mountainview.....................  Albuquerque, NM          360
Holiday Inn Select -- Philadelphia Center City(1)...........  Philadelphia, PA         445
Holiday Inn -- Independence Mall............................  Philadelphia, PA         364
The Mills House Hotel -- Charleston Holiday Inn.............  Charleston, SC           214
Holiday Inn -- Columbia Airport.............................  Columbia, SC             148
Holiday Inn Select -- Greenville (Roper)(1).................  Greenville, SC           208
Holiday Inn -- Spartanburg West.............................  Spartanburg, SC          224
Holiday Inn -- Chattanooga Southeast I-75...................  Chattanooga, TN          230
Holiday Inn -- Knoxville West...............................  Knoxville, TN            242

                                                                                      NUMBER
                         HOTEL NAME                                 LOCATION         OF ROOMS
                         ----------                                 --------         --------
Holiday Inn Select -- Nashville Opryland/Airport(2).........  Nashville, TN            384
Holiday Inn -- Amarillo I-40................................  Amarillo, TX             247
Holiday Inn -- Austin Town Lake.............................  Austin, TX               320
Holiday Inn -- Beaumont Midtown I-10........................  Beaumont, TX             190
Bristol House...............................................  Dallas, TX               127
Fairfield Inn -- Dallas Regal Row...........................  Dallas, TX               204
Harvey Hotel -- Dallas......................................  Dallas, TX               313
Harvey Hotel -- Addison(1)..................................  Dallas, TX               429
Crowne Plaza Suites -- Dallas...............................  Dallas, TX               295
Hampton -- Downtown Dallas/West End.........................  Dallas, TX               311
Harvey Hotel -- Dallas Brookhollow(1).......................  Dallas, TX               354
Courtyard by Marriott -- Houston Near The Galleria..........  Houston, TX              209
Fairfield Inn -- Houston Near The Galleria..................  Houston, TX              107
Holiday Inn Select -- Houston Near Greenway Plaza...........  Houston, TX              355
Holiday Inn -- Medical Center(1)............................  Houston, TX              297
Fairfield Inn -- Houston I-10 East..........................  Houston, TX              160
Holiday Inn -- Houston Intercontinental Airport.............  Houston, TX              413
Hampton Inn -- Houston I-10 East............................  Houston, TX               90
Holiday Inn Select -- Houston I-10 West(2)..................  Houston, TX              349
Harvey Suites -- Houston Medical Center(3)..................  Houston, TX              285
Harvey Suites -- DFW Airport................................  Irving, TX               164
Harvey Hotel -- DFW Airport.................................  Irving, TX               506
Harvey Hotel -- Plano.......................................  Plano, TX                279
Holiday Inn -- Plano........................................  Plano, TX                161
Holiday Inn -- San Antonio Downtown.........................  San Antonio, TX          314
Holiday Inn Select -- San Antonio International Airport.....  San Antonio, TX          397
Holiday Inn -- Waco I-35....................................  Waco, TX                 171
Holiday Inn -- Salt Lake City Airport.......................  Salt Lake City, UT       190
Holiday Inn -- Cambridge....................................  Cambridge, Ontario       139
Holiday Inn Select -- Toronto Airport.......................  Toronto, Ontario         444
Holiday Inn -- Kitchener Waterloo...........................  Kitchener, Ontario       182
Holiday Inn -- Peterborough -- Waterfront...................  Peterborough, Ontario    154
Holiday Inn -- Sarnia.......................................  Sarnia, Ontario          151
Holiday Inn -- Toronto Yorkdale.............................  Toronto, Ontario         370
BRISTOL'S MANAGED HOTELS
Holiday Inn -- Hollywood(4).................................  Hollywood, CA            470
Holiday Inn -- City Center(5)...............................  Los Angeles, CA          195
Holiday Inn -- Woodland Hills...............................  Woodland Hills, CA       124
Holiday Inn -- San Francisco Civic Center...................  San Francisco, CA        393
Holiday Inn -- Torrance.....................................  Torrance, CA             329
Holiday Inn -- South Bend University Area(4)(5).............  South Bend, IN           229
Holiday Inn -- Lexington North(4)(5)........................  Lexington, KY            303
Holiday Inn -- Cincinnati North(4)(5).......................  Cincinnati, OH           407
Holiday Inn Select -- Pittsburgh University Center(4).......  Pittsburgh, PA           251
Holiday Inn -- Memphis East(4)(5)...........................  Memphis, TN              243
Holiday Inn -- Nashville Vanderbilt.........................  Nashville, TN            300
Holiday Inn -- San Antonio Riverwalk(4)(5)..................  San Antonio, TX          313

                                                                                      NUMBER
                         HOTEL NAME                                 LOCATION         OF ROOMS
                         ----------                                 --------         --------
BRISTOL'S JOINT VENTURE HOTELS
Holiday Inn -- Washington D.C. Downtown(6)..................  Washington, D.C.         208
Chateau LeMoyne -- New Orleans Holiday Inn..................  New Orleans, LA          171

---------------

     (1) These hotels are expected to be converted to Crowne Plaza hotels during 1998.

     (2) These hotels are expected to be converted to Crowne Plaza hotels during 1999.

     (3) This hotel is expected to be converted to a Holiday Inn and Suites during 1998.

     (4) Based on discussions with the property owner, termination of the management contract is possible due to a pending sale of the hotel.

     (5) The hotel management agreement's existing term expires during 1998.

     (6) This property has been the subject of litigation which is likely to result in termination of the joint venture and the related management agreement.

YEAR 2000 COMPLIANCE

     Bristol has reviewed its computer systems and has determined that the majority of the systems are Year 2000 compliant. There are, however, a few computer systems, including automated time clock systems, certain embedded systems such as phone systems and certain other third-party reservation systems that may require reprogramming. After the spin-off, the Company will work with FelCor and the other hotel owners to continue the program initiated by Bristol to identify, correct or reprogram, and test these systems and anticipates that all reprogramming efforts will be substantially complete by December 31, 1998, thereby allowing adequate time for testing.

FELCOR LEASES

     The principal terms of the FelCor leases are summarized below, although certain terms will vary from hotel to hotel.

     Term. The leases are for initial terms of five to ten years, with renewal options on the same terms for a total of 15 years. If a lease has been extended to 15 years, we may renew the lease for an additional five years at then current market rates.

     Rent. We will pay a monthly rent equal to the greater of base rent or percentage rent. The percentage rent will be based on specified percentages of various revenue streams. Those percentages will vary within the following ranges:

Room Revenues:                 0% to 10% up to a revenue breakpoint amount
                               specified for each hotel, then 60% to 75%
                               above such breakpoint.
Food and Beverage Revenues:    5% to 25%.
Phone Revenues:                5% to 10%.
Other Revenues:                Varying percentages depending on the nature
                               and source of such revenues.

     The base rent and the thresholds for computing percentage rent under the leases will be adjusted annually to reflect changes in the Consumer Price Index.

     We have the right to require FelCor to renegotiate the rent for all the hotels in a particular region if there is a material reduction in midscale hotel occupancy rates in the U.S. and such region. If FelCor and the Company are unable to agree on a reduction in rent, we may terminate all leases in the region. We may also require FelCor to renegotiate the rent for a particular hotel if there is an extended general decline in the travel or hotel business and a material reduction in the occupancy rate of such hotel and the hotel's competitive set. If FelCor and the Company are unable to agree on a change in rent, we may terminate the lease for such hotel.

     Termination. A lease may also be terminated for the following reasons, among others:

          - By FelCor, if we fail to satisfy certain performance targets for any one hotel and all other hotels in the aggregate during any three consecutive years based on budgeted room revenues, unless we pay FelCor the difference between the actual rent paid and 80% or 90% of the budgeted rent;

          - By FelCor, upon a change in control of the Company (defined as the acquisition of more than 50% of Company stock by any person or group not approved by the Company's board or the election of a majority of directors not supported by the Company's Board);

          - By FelCor or us, if FelCor or we breach agreements under the lease and do not cure such breach within certain specified periods;

          - By FelCor, if we fail to maintain a minimum liquid net worth or provide other credit support for our lease obligations;

          - By FelCor, if a franchisor terminates our franchise license as a result of our default under the lease; and

          - By FelCor if it sells the hotel to a third party.

If FelCor terminates the lease upon the sale of a hotel and we do not continue as a manager of the hotels, our damages would be limited to monthly termination payments during the remainder of the lease term equal to one twelfth of 60% of the average monthly profit and allocable overhead contribution associated with operating the hotel over the 12 months ending on the termination date.

     Indemnification. We will indemnify FelCor for certain losses relating to the hotels, including losses relating to any accident or injury to persons or property at the hotel, our breach of the lease and certain environmental and tax liabilities not assumed by FelCor. FelCor will indemnify the Company for its breach of the lease, liability for the environmental condition of the hotel at the time the lease commences and its acts of gross negligence or willful misconduct.

     Maintenance and Capital Improvements. We are responsible for maintaining the leased hotels in good order and repair and for making all repairs that do not constitute capital improvements. We must supply and maintain the inventory that is necessary to operate the leased hotel. FelCor is responsible for all hotel capital improvements (including those required under applicable laws or the applicable franchise license) and for maintaining the underground utilities and all hotel improvements, furniture, fixtures and equipment owned by FelCor to the extent such maintenance constitutes capital expenditures in accordance with generally accepted accounting principles or the capital improvements policy approved by FelCor and us. FelCor must make available at least 3% of each hotel's gross revenues, on a cumulative basis, for approved capital expenditures.

     Insurance and Property Taxes. FelCor will pay all real estate and personal property taxes and property insurance premiums on the leased hotels (other than with respect to our personal property). We will pay for all liability insurance on the leased hotels, which includes extended coverage, comprehensive general public liability, workers' compensation and other insurance appropriate and customary for properties similar to the leased hotels.

GOVERNMENT REGULATION

     The lodging industry is subject to extensive government regulations, including laws which regulate the licensing of hotels and restaurants, the sale of liquor and the disposal of hazardous wastes. Under the Americans with Disabilities Act, all public accommodations are required to meet certain technical requirements related to access and use by disabled persons. Although Bristol has expended significant amounts in ADA required upgrades to the hotels we will operate, a determination that such properties are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. The hotels are likely to require additional costs in complying with the ADA, but under the leases with FelCor these costs will be borne by the owner of the hotel and should not have a material effect on our business.

ENVIRONMENTAL MATTERS

     Various laws impose liability for the costs of removal or remediation of hazardous or toxic substances on the properties we own or operate, regardless of whether or not we knew of or were responsible for, the presence of such hazardous or toxic substances. Depending on the circumstances, we could also be liable for personal injury associated with exposure to asbestos-containing materials. Environmental laws also may restrict the manner in which property may be used or businesses may be operated, and these restrictions may result in expenditures and require interruption of such businesses. The cost of defending against, and ultimately paying or settling, claims of liability or of remediating a contaminated property could have a material adverse effect on our financial condition or results of operations. FelCor has agreed to assume environmental liabilities arising from the hotels that it will acquire from Bristol in the merger or as to which Bristol otherwise would have been responsible prior to the merger.

LEGAL PROCEEDINGS

     In the ordinary course of its hotel operations business, Bristol is named as a defendant in legal proceedings resulting from incidents at its hotels. Liability for pending proceedings, other than employee claims, will be assumed by FelCor in the merger. However, the Company would be liable for proceedings resulting from the operation of the hotels where the incidents occurred and employee-related claims. Legal actions for which the Company is liable that are not covered by insurance or a contractual right to indemnification from another party could have a material adverse effect on the Company's financial condition or results of operations.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data give effect to Bristol's contribution of its hotel operating business to the Company, the spin-off, the merger and the transactions described in the Notes below as if each event had occurred on January 1, 1997, in the case of the pro forma statement of income and on December 31, 1997, in the case of the pro forma balance sheet. The pro forma financial data are presented for illustrative purposes only and do not purport to be indicative of the results that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented or that may be obtained in the future. The pro forma financial data should be read in conjunction with the financial information appearing elsewhere in this document. See "Management's Discussion and Analysis of Results of Operations" and "Index to Financial Information."

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                      BRISTOL       PRO FORMA          COMPANY
                                                     HISTORICAL    ADJUSTMENTS        PRO FORMA
                                                     ----------    -----------        ---------
Current assets:
  Cash and cash equivalents........................  $   86,167    $   (71,167)(A)    $ 15,000
  Trading securities...............................         103             --             103
  Accounts receivable, net.........................      31,305          1,922 (B)      33,227
  Inventory........................................       8,286             --           8,286
  Deposits and other current assets................       9,195           (427)(C)       8,768
                                                     ----------    -----------        --------
          Total current assets.....................     135,056        (69,672)         65,384
                                                     ----------    -----------        --------
Property and equipment.............................   1,439,167     (1,430,702)(D)       8,465
Other assets:
  Restricted cash..................................       9,283         (7,639)(E)       1,644
  Investments in joint ventures, net...............      12,396        (12,396)(F)          --
  Goodwill, net....................................      52,773        (52,773)(G)          --
  Deferred charges and other noncurrent assets,
     net...........................................      17,963        (11,832)(H)(K)    6,131
                                                     ----------    -----------        --------
          Total assets.............................  $1,666,638     (1,585,014)       $ 81,624
                                                     ==========    ===========        ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt................  $    8,455    $    (8,413)(I)    $     42
  Accounts payable and accrued expenses............      27,366          5,069 (J)      32,435
  Accrued construction costs.......................       1,330         (1,330)(J)          --
  Accrued property, sales and use taxes............      15,911        (10,310)(J)       5,601
  Accrued insurance reserves.......................       9,530             --           9,530
  Advance deposits.................................       1,156             --           1,156
                                                     ----------    -----------        --------
          Total current liabilities................      63,748        (14,984)         48,764
                                                     ----------    -----------        --------
Long-term debt, excluding current portion..........     708,864       (708,706)(I)         158
Deferred income taxes..............................     242,530       (242,530)(K)          --
Other..............................................       2,702             --           2,702
                                                     ----------    -----------        --------
          Total liabilities........................   1,017,844       (966,220)         51,624
                                                     ----------    -----------        --------
Common stock.......................................         436            (92)(L)         344
Additional paid-in capital.........................     606,935       (577,279)(B)(L)   29,656
Foreign currency translation.......................         286           (286)(D)          --
Retained earnings..................................      41,137        (41,137)(B)          --
                                                     ----------    -----------        --------
          Total stockholders' equity...............     648,794       (618,794)         30,000
                                                     ----------    -----------        --------
          Total liabilities and stockholders'
            equity.................................  $1,666,638     (1,585,014)       $ 81,624
                                                     ==========    ===========        ========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A) Represents the adjustment to implement the concept in the Spin-Off Agreement providing for the Company's ending cash balance to be $15 million as of the spin-off date.

(B) Represents working capital adjustments to implement the concept in the Spin-Off Agreement providing for the Company's beginning equity being $30 million as of the spin-off date.

(C) Reflects deposits for property insurance for the real estate assets which will be transferred to FelCor as a result of the merger.

(D) Reflects the real estate assets and related foreign currency translation adjustment which will be transferred to FelCor as a result of the merger. The remaining property and equipment relates to the Company's corporate headquarters.

(E) Reflects deposits held by lenders for capital and replacement reserves, guest advance deposits and ground rent pursuant to various debt agreements transferred to FelCor as a result of the merger.

(F) Reflects the joint venture interests transferred to FelCor as a result of the merger.

(G) Reflects the elimination of goodwill related to the real estate assets acquired in the 1997 merger of Holiday Inn, Inc. (the "Holiday Acquisition") with Bristol and transferred to FelCor as a result of the merger.

(H) Reflects a reduction of $14.1 million in unamortized deferred financing and acquisition costs related to the real estate and associated mortgage debt to be transferred to FelCor as a result of the merger, and an increase in deferred financing costs related to the Company's new credit facility.

(I) Reflects the principal balance of mortgage debt associated with the real estate assets to be assumed by FelCor as a result of the merger.

(J) Relates to accrued expenses related to the real estate assets, including accrued interest on mortgage debt ($3.7 million), ground rent payable ($443,000) and construction costs assumed by FelCor as a result of the merger. Also includes Bristol's income tax benefit of $9.2 million.

(K) Represents deferred tax liabilities that relate to the allocation of the purchase price of hotel assets and tax timing differences related to the real estate assets to be transferred to FelCor as a result of the merger. The deferred tax benefit of $1.9 million represents tax timing differences that relate to the Company's assets.

(L) Reflects the issuance of Bristol shares as consideration for the pending acquisition of 20 hotels expected to close in the second quarter of 1998 and the purchase after the spin-off of Company shares owned by the Bass companies to reduce their combined ownership percentage to 9.9% of the outstanding Company shares.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        ACQUIRED
                                         BRISTOL       BUSINESSES         PRO FORMA         COMPANY
                                        HISTORICAL    HISTORICAL(A)      ADJUSTMENTS       PRO FORMA
                                        ----------    -------------      -----------      -----------
Revenue:
  Rooms...............................   $377,380       $125,719          $      --       $   503,099
  Food and beverage...................     92,596         30,170                 --           122,766
  Management fees.....................      4,948          1,782               (430)(B)         6,300
  Construction management fee.........         --             --              2,927 (C)         2,927
  Other...............................     29,594          9,909             (2,300)(D)        37,203
                                         --------       --------          ---------       -----------
          Total revenue...............    504,518        167,580                197           672,295
                                         --------       --------          ---------       -----------
Operating Costs and Expenses:
  Departmental expenses:
     Rooms............................    105,063         36,695              1,013 (E)       142,771
     Food and beverage................     69,766         24,554                 --            94,320
     Other............................      9,326          4,417                 --            13,743
  Undistributed operating expenses:
     Administrative and general.......     44,255         16,037                 --            60,292
     Marketing........................     34,439         11,682                356 (E)        46,477
     Property operating costs.........     44,303         18,460                 --            62,763
     Property taxes, rent and
       insurance......................     35,330         11,622            (40,267)(F)         6,685
     Tenant lease expense.............         --             --            202,501 (G)       202,501
     Depreciation and amortization....     39,690         13,659            (51,066)(H)         2,283
     Corporate expense................     24,450          3,449             (1,185)(I)        26,714
                                         --------       --------          ---------       -----------
Operating income......................     97,896         27,005           (111,155)           13,746
                                         --------       --------          ---------       -----------
Other (income) expense:
  Interest expense....................     44,591            121            (43,893)(J)           819
  Equity in income of joint
     ventures.........................     (1,916)          (747)             2,663 (K)            --
                                         --------       --------          ---------       -----------
Income before income taxes and
  extraordinary items.................     55,221         27,631            (69,925)           12,927
Income taxes..........................     22,007          7,387            (24,236)(L)         5,158
                                         --------       --------          ---------       -----------
Income before extraordinary items.....   $ 33,214       $ 20,244          $ (45,689)      $     7,769
                                         ========       ========          =========       ===========
Earnings per common and common
  equivalent share:
  Income before extraordinary item:
  Basic...............................                                                    $      0.48
  Diluted.............................                                                    $      0.47
Weighted average number of common and
  common equivalent shares
  outstanding:
  Basic...............................                                                     16,337,180
  Diluted.............................                                                     16,667,121

\

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

(A) Reflects the results of operations for the hotels acquired in the Holiday Acquisition from January 1, 1997 through April 28, 1997 and 12 months of operations excluding depreciation, amortization and interest for the assets included in a pending acquisition of 20 hotels that is scheduled to close in the second quarter of 1998, and excluding intercompany interest for the Holiday Acquisition.

(B) Reflects management fee income and contract termination fee income for hotels no longer managed by Bristol for terminated management contracts.

(C) Represents fees to be charged to FelCor for construction management services in connection with the renovation and rebuilding program.

(D) Represents interest income recorded by Bristol on cash assumed to be transferred to FelCor pursuant to the merger.

(E) Represents estimated franchise fee payments and advertising fee payments to Holiday Hospitality in respect of the assets acquired in the Holiday Acquisition for the period January 1, 1997 to April 28, 1997. Franchise fees and advertising fees are generally based on 5% and 2% of room revenues, respectively.

(F) Represents property taxes, rent, property insurance and management fees related to the real estate assets transferred to FelCor pursuant to the merger, as follows (dollars in thousands):


Property taxes.............................................   21,779
Rent.......................................................   15,472
Property insurance.........................................    2,892
Management fees............................................      124
                                                             -------
                                                             $40,267
                                                             =======

(G) Represents lease expense to be paid by the Company to FelCor under the leases of the hotels transferred to FelCor pursuant to the merger. The leases require the payment of rent at the greater of a base rate and percentage rate, with percentage rent being based on specified percentages of certain revenue categories. The leases have initial terms ranging from five to ten years and each lease can be renewed on the same terms at the Company's option to a total of 15 years from the beginning of the initial term. If a lease has been extended to 15 years, we may renew the lease for an additional five years at then current market rates.

(H) Reflects depreciation of real estate assets and the related amortization of goodwill.

(I) Reflects the changes in corporate expenses as a result of the spin-off as follows (dollars in thousands):


Design & Construction costs................................  $ 2,927
Transfer of corporate overhead to FelCor...................   (1,000)
Elimination of one-time acquisition costs of Holiday
  Acquisition..............................................   (3,112)
                                                             -------
                                                             $(1,185)
                                                             =======

     Design and construction costs represents costs previously capitalized by Bristol and allocated to hotel renovations. FelCor will pay the Company for these services pursuant to a construction services contract to be entered into before the spin-off. Also reflected is a reduction in corporate expenses for the $3.1 million of one-time costs related to the Holiday Acquisition in April 1997.

(J) Represents a reduction in interest expense for mortgages on real estate assets being transferred to FelCor pursuant to the merger of $55.6 million, offset by financing fees and amortization of deferred financing costs related to the Company's credit facility.

(K) Reflects joint venture interests transferred to FelCor pursuant to the merger.

(L)  Taxes are based on Bristol's effective 1997 rate of 39.9%.

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The following tables set forth our selected historical financial data for the years ended December 31, 1997 and 1996 and the 11 months ended December 31, 1995, unaudited pro forma financial data for the year ended December 31, 1995 and historical combined financial data for Harvey Hotel Companies, Bristol's predecessor, for the two years ended December 31, 1994 and 1993, and for the month ended January 31, 1995. Although we are a new company, we have adopted Bristol's historical financial statements in this document because we are succeeding to Bristol's business and operations, except for its owned hotels and certain liabilities that will be assumed by FelCor as a result of the merger, and our financial statements are very similar to Bristol's. The historical financial information has been derived from Bristol's audited consolidated and combined financial statements included elsewhere in this document. The unaudited pro forma financial data for the year ended December 31, 1995 gives effect to the February 1995 combination of Harvey Hotel Companies and United Inns, Inc., certain financing transactions entered into in late 1995 and Bristol's December 1995 initial public offering, as if all these transactions had been completed at the beginning of the period, but do not give pro forma effect to Bristol's acquisition of Holiday Inn's North American Hotels in April 1997. Pro forma operating results for 1995 include the operations of the Sheraton -- Atlanta, a 368 room hotel purchased by Bristol in June 1995 and exclude the operations of the Holiday Inn-West Loop, which was sold by Bristol in July 1995. The selected balance sheet data is presented as of December 31, 1997, 1996 and 1995, and for Harvey Hotel Companies as of December 31, 1994 and 1993.

     The pro forma financial information presented is not necessarily indicative of what the actual financial position and results of operations would have been as of and for the periods indicated, nor does it purport to represent our future financial position and results of operations.

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            HISTORICAL                                           PREDECESSOR
                                -----------------------------------    PRO FORMA     ------------------------------------
                                    YEAR ENDED        ELEVEN MONTHS   ------------                         YEAR ENDED
                                   DECEMBER 31,           ENDED        YEAR ENDED                         DECEMBER 31,
                                -------------------   DECEMBER 31,    DECEMBER 31,     MONTH ENDED      -----------------
                                  1997       1996         1995          1995(1)      JANUARY 31, 1995    1994      1993
                                --------   --------   -------------   ------------   ----------------   -------   -------
                                                                      (UNAUDITED)
OPERATING DATA:
Revenue:
  Rooms.......................  $377,380   $149,794     $115,771        $127,670          $4,006        $44,972   $39,968
  Food, beverage and other....   127,138     62,046       49,424          54,012           1,937         25,379    24,054
                                --------   --------     --------        --------          ------        -------   -------
        Total revenue.........   504,518    211,840      165,195         181,682           5,943         70,351    64,022
                                --------   --------     --------        --------          ------        -------   -------
Operating Costs and Expenses:
  Departmental expenses:
    Rooms.....................   105,063     37,706       32,692          36,240           1,124         10,344     9,469
    Food, beverage and
      other...................    79,092     35,810       31,376          34,312           1,055         14,835    14,600
  Undistributed operating
    expenses:
    Administration and
      general, marketing......    78,694     33,821       28,254          30,504             579         11,369    10,285
    Property operating
      costs...................    79,633     28,402       24,738          26,804             629         10,563    10,086
    Depreciation and
      amortization............    39,690     18,377       13,505          14,387             309          4,041     3,963
    Corporate expense.........    24,450     10,958        8,035           8,691             315          3,761     2,827
                                --------   --------     --------        --------          ------        -------   -------
      Operating income........    97,896     46,766       26,595          30,744           1,932         15,438    12,792
                                --------   --------     --------        --------          ------        -------   -------
  Other (income) expenses:
    Interest expense..........    44,591     18,616       18,374          16,133             652          7,631     7,737
    Other non-operating
      (income) expenses.......        --         --          430              93              --           (337)     (241)
    Equity in income of joint
      ventures................    (1,916)        --           --              --              --             --        --
    Income taxes..............    22,007     10,401        2,822           5,226              --             --        --
                                --------   --------     --------        --------          ------        -------   -------
Income before extraordinary
  item........................    33,214     17,749        4,969           9,292          $1,280        $ 8,144   $ 5,296
Extraordinary loss on early
  extinguishment of debt, net
  of income taxes.............   (12,741)        --       (1,908)             --
                                --------   --------     --------        --------          ------        -------   -------
Net income....................  $ 20,473   $ 17,749     $  3,061        $  9,292              --             --        --
                                ========   ========     ========        ========          ======        =======   =======
Diluted earnings per common
  and common
  equivalent share:
  Income before extraordinary
    item......................  $   0.87   $   0.70     $   0.28        $   0.37              --             --        --
  Net income..................  $   0.53   $   0.70     $   0.17        $   0.37              --             --        --
Weighted average number of
  common and common equivalent
  shares outstanding --
  diluted.....................    38,332     25,526       17,909          24,892              --             --        --

                                                                 HISTORICAL
                                                     ----------------------------------
                                                                DECEMBER 31,                   DECEMBER 31,
                                                     ----------------------------------    --------------------
                                                        1997         1996        1995        1994        1993
                                                     ----------    --------    --------    --------    --------
BALANCE SHEET DATA:
  Cash and cash equivalents........................  $   86,167    $  4,666    $  7,906    $  4,118    $    395
  Property and equipment -- net....................   1,439,167     552,564     470,705      80,635      72,387
  Total assets.....................................   1,666,638     592,788     512,901     109,874      99,635
  Long-term debt, including current portion........     717,319     232,694     170,544     114,054     112,963
  Total equity.....................................     648,794     252,157     236,122     (11,988)    (20,604)

---------------

(1) Pro forma results for 1995 include the operations of the Sheraton-Atlanta, a 368 room hotel purchased by Bristol in June 1995 and exclude the operations of the Holiday Inn-West Loop, which was sold by Bristol in July 1995.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
OVERVIEW

     The Company is succeeding to Bristol's business and operations. Accordingly, Bristol's historical financial statements most accurately reflect the historical operation of the business to which the Company will succeed. The material difference between Bristol's business and that of the Company is that Bristol owns the hotels it operates while following the spin-off the Company will be the tenant and manager of the same hotels that will then be owned by others. The principal effect of this difference is that Bristol's results of operations reflect mortgage interest and other costs and expenses associated with the ownership of the hotels instead of the rental payments and other costs and expenses passed through to the tenant that the Company will incur under the leases.

     Historical results for the year ended December 31, 1997, include the 37 hotels owned by Bristol as of January 1, 1996 (the "Original Bristol Portfolio") and Holiday Inn -- Plano, as well as the assets (the "Holiday Inn Assets") acquired by Bristol in the Holiday Acquisition completed in April, 1997 (except for Holiday Inn -- San Jose) and the three individual hotels acquired during 1997 (the "Single Asset Purchases"), from their respective acquisition dates. Historical results for the year ended December 31, 1997, also reflect the management and the 50% joint venture ownership of the Holiday Inn -- San Jose from the Holiday Inn Acquisition date to November 1997 and the full ownership of the hotel for the month of December 1997. Historical results for the year ended December 31, 1996, include the Original Bristol Portfolio and Holiday
Inn -- Plano (as of May 31, 1996). The 45 owned hotels included in the Holiday Inn Assets are referred to below as the "Acquired Hotels."

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Total revenue increased 138.2% to $504.5 million for the year ended December 31, 1997, as compared to 1996 as a result of the inclusion of the Holiday Inn Assets and the 1997 Single Asset Purchases from their respective acquisition dates and the improved operating performance of the Original Bristol Portfolio. Revenue per available room ("RevPAR") for the Original Bristol Portfolio was $47.53 for the year ended December 31, 1997, compared to $43.92 for 1996, representing an 8.2% increase. The improvement in RevPAR is primarily attributable to the successful repositioning and/or redevelopment of several hotels in the Original Bristol Portfolio. Occupancy and average daily room rate ("ADR") for the Original Bristol Portfolio was 70.0% and $67.91, respectively, for the year ended December 31, 1997, compared to 64.4% and $68.21, respectively, for 1996. The change from 1996 to 1997 was also impacted by nonrecurring items in 1996 including the Atlanta Olympics and the renovations of the hotels in the Original Bristol Portfolio. The Atlanta Olympics had a positive impact on results in 1996 due to the 100% occupancy experienced by the ten Atlanta hotels in the Original Bristol Portfolio during the 20 days of the Olympic games. Results for 1996 were also impacted by the renovations of 13 of the hotels in the Original Bristol Portfolio throughout the year.

     Rooms revenue as a percent of total revenue was 74.8% for the year ended December 31, 1997, as compared to 70.7% for the year ended December 31, 1996, resulting from the Acquired Hotels having proportionally lower food and beverage business than the Original Bristol Portfolio. This is also evidenced by the 151.9% increase in rooms revenue for the year ended December 31, 1997, compared to the same period in 1996 as compared to a 108.8% increase in food and beverage revenue.

     Food and beverage revenue increased primarily due to the increase in the number of hotels and also due to higher food and beverage revenues for the Original Bristol Portfolio. Food and beverage revenue for the Original Bristol Portfolio for the year ended December 31, 1997 was $51.6 million, representing a 12% increase over 1996. This increase is primarily attributable to the redevelopment of several hotels in the Original Bristol Portfolio.

     The increase in management fees relates primarily to the addition of the 15 management contracts acquired in the Holiday Acquisition offset by the loss of two management contracts held by Bristol in 1996.

     Gross operating margin (consisting of total revenue less department expenses, administrative and general, marketing and property operating costs, divided by total revenue) was 32.1% for the year ended December 31,

1997, compared to 35.9% for the year ended December 31, 1996. The 3.8 percentage point decrease in gross operating margin is primarily attributable to declines in departmental operating margins and higher property operating costs related to property taxes and land rentals. Declines in departmental margins relate primarily to the integration of the Acquired Hotels, which have had historically lower margins. Property tax increases relate to increased valuations as a result of the significant capital improvements for several hotels in the Original Bristol Portfolio as well as an increase in tax rates for certain hotels. Increased land rentals relate to the Acquired Hotels having a proportionately higher number of ground leases than the Original Bristol Portfolio.

     Depreciation and amortization increased $21.3 million for the year ended December 31, 1997 compared to 1996 as a result of the Holiday Acquisition and the 1997 Single Asset Purchases. Depreciation expense also increased as a result of the substantial capital improvements at several hotels in the Original Bristol Portfolio. Following the spin-off, the Company will not have depreciation and amortization expense, but will have lease rental expense. See "Pro Forma Financial Data."

     Corporate expenses for the year ended December 31, 1997 were $24.5 million compared to $11.0 million for 1996. Approximately $3.1 million of the increase relates to one-time costs incurred during the second quarter of 1997 for the closing and integration of the Holiday Acquisition. The remaining increase relates primarily to the increase in the number of corporate employees and related costs and increased travel expenses as a result of the Holiday Acquisition.

     Interest expense for the year ended December 31, 1997 increased $26.0 million to $44.6 million primarily as a result of additional debt incurred to finance the Holiday Acquisition as well as borrowings increasing ratably in 1996 to fund acquisitions and certain redevelopment costs. Following the spin-off, the Company's interest expense will decrease substantially. See "Pro Forma Financial Data."

     Equity in income of joint ventures of $1.9 million for the year ended December 31, 1997 represents Bristol's 50% interest in the earnings of the three joint ventures acquired in the Holiday Inn Acquisition (which will be acquired by FelCor as a result of the Merger).

     As a result of the factors described above, historical income before extraordinary items increased 87.1% to $33.2 million for the year ended December 31, 1997, compared to the year ended 1996 and diluted earnings per share increased 24.3% to $.87 for the year ended December 31, 1997, compared to $.70 for 1996. Recurring earnings for the year ended December 31, 1997 of $35.1 million, which exclude the extraordinary item of $12.7 million and the one-time costs related to the Holiday Acquisition ($1.8 million, net of tax), represents a 138.8% increase over recurring earnings for the year ended December 31, 1996 of $14.7 million, which excludes a one-time gain related to the sale of marketable securities ($.3 million, net of tax), the positive impact of the Atlanta Olympics ($2.2 million, net of tax), and the litigation settlement gain ($.6 million, net of tax). Recurring diluted earnings per share of $.92 for the year ended December 31, 1997, represents a 58.6% improvement over 1996. Following the Spin-off, the Company's earnings will be significantly different by reason of the factors referred to above. See "Pro Forma Financial Data."

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1996 COMPARED WITH PRO FORMA YEAR ENDED
DECEMBER 31, 1995

     Revenues increased from $181.7 million for the pro forma year ended December 31, 1995 to $211.8 million, an increase of $30.1 million, or 16.6%, for the year ended December 31, 1996. The increase is primarily attributable to the addition of the Holiday Inn Plano in May 1996, the completion of the renovation and redevelopment of 20 hotels the Original Bristol Portfolio and the application of Bristol's operating strategies to the 26 hotels acquired in 1995. Seven of the hotels in the Original Bristol Portfolio that had substantially completed renovations by the end of 1995 (the "Phase I" hotels) posted gains in total hotel revenue in excess of 60%, with only a 5.3% increase in available rooms from 1995 to 1996. The positive impact of applying Bristol's operating strategies to these hotels is also evidenced by the 17% increase in occupancy for the Phase I hotels and a 16.1% increase in hotel revenue for those hotels. (Although Bristol took over management of these hotels in February 1995, the operating strategy integration was a several month process.) The Atlanta Olympics also had a positive impact on 1996 results as compared to 1995. Increases in total hotel revenues were partially offset by declines in total revenues for 13 of the hotels in the Original Bristol Portfolio which were undergoing renovations in 1996. The increase in total revenues reflects increases in all revenue categories, as discussed below.

     Hotel room revenues were $149.8 million for the year ended December 31, 1996, an increase of $22.1 million, or 17.3%, from the pro forma year ended December 31, 1995, due primarily to improved occupancy and average daily room rates of 67.4% and $68.24, respectively, for the year ended December 31, 1996, as compared to 64.1% and $62.67, respectively, for the pro forma year ended December 31, 1995. Rooms department operating margins increased to 74.8% from 71.6%, benefiting from a higher number of occupied rooms and the availability of rooms in 1996 which were undergoing renovation and unavailable during 1995.

     Food and beverage revenues improved by $4.7 million to $44.3 million for the year ended December 31, 1996, from $39.6 million for the pro forma year ended December 31, 1995, due primarily to the higher occupancy levels in Bristol hotels and increased focus on banquet and catering business for the Original Bristol Portfolio. Food and beverage department margins increased to 29.5% from 24.8%, primarily as a result of applying Bristol's operating strategies to these hotels.

     Other revenues increased 23.1%, or by $3.3 million, to $17.7 million for the year ended December 31, 1996. Bristol sold marketable securities in the third quarter of 1996, resulting in a gain of approximately $0.5 million. In addition, Bristol recognized gains of $0.9 million and $0.5 million as a result of the settlement of certain litigation and the early termination of a management agreement, respectively. Other revenues also increased as a result of improved occupancy, and the increased emphasis on maximizing telephone revenue.

     Gross operating income (consisting of total revenue less rooms, food, beverage and other expense) was $138.3 million, a $27.2 million improvement for the year ended December 31, 1996, as compared to the pro forma year ended December 31, 1995. Gross operating margin for the year ended December 31, 1996 was 65.3% as compared to 61.2% for the pro forma period ended December 31, 1995, an improvement of 6.7% as a result of the factors noted above.

     Operating income increased to $46.8 million for the year ended December 31, 1996, from $30.7 million for the pro forma year ended December 31, 1995. This $16.1 million, or 52.4%, increase was due primarily to increased revenues and the improvements in departmental performance noted above. In addition, administration and general and marketing expenses have stabilized. Combined administrative and general and marketing expenses increased 10.9% for the year ended December 31, 1996, compared to the pro forma year ended December 31, 1995, in contrast to a 14.2% increase from the pro forma year ended December 31, 1994, as compared to 1995.

     Corporate expenses increased to $10.9 million for the year ended December 31, 1996, as compared to $8.7 million for the pro forma year ended December 31, 1995. The increase of $2.2 million is primarily related to additional costs incurred during 1996 to establish Bristol as a public entity as well as costs incurred in connection with the establishment of an acquisition department.

     Depreciation expense was $18.4 million for the year ended December 31, 1996, a $3.9 million increase from the pro forma year ended December 31, 1995. The increase is a result of the renovation costs associated with certain United Hotels being placed in service during 1996. Following the spin-off, the Company will not have depreciation and amortization expense, but will have lease rental expense. See "Pro Forma Financial Data."

     Interest expense increased by $2.5 million to $18.6 million for the year ended December 31, 1996, compared to the pro forma year ended December 31, 1995. This increase was due primarily to increased borrowings during 1996 for the costs of the United Hotels renovations and the acquisition of the Holiday
Inn -- Plano in May 1996. Following the spin-off, the Company's interest expense will decrease substantially. See "Pro Forma Financial Data."

     As a result of the factors described above, net income increased to $17.7 million for the year ended December 31, 1996, from $9.3 million for the pro forma year ended December 31, 1995, an increase of 91.0%.

Following the Spin-off, the Company's earnings will be significantly different by reason of the factors referred to above. See "Pro Forma Financial Data."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Executive officers and directors will receive Company shares in the spin-off in respect of their Bristol shares. The following table sets forth the number of Company common shares that will be beneficially owned immediately following the spin-off and the subsequent purchase of the Bass companies' shares in excess of 9.9% of the Company's total shares by each person known to us to own beneficially more than 5% of Bristol shares, each director and Named Executive Officer of the Company and all our directors and executive officers as a group. The Company is considering a stock purchase plan that would permit certain of its salaried employees and directors to purchase Company shares at the price paid in the Bass repurchase, possibly with financing provided or arranged by the Company. The table does not give effect to any such purchases.

     All percentage amounts indicated are calculated assuming the issuance of 1,428,571 Bristol shares as partial consideration for the acquisition of 20 hotels, which is scheduled to be completed in the second quarter of 1998. Pro forma beneficial ownership percentages are calculated giving effect to the spin-off ratio.

     Except as otherwise indicated, the address for each of the individuals named below is 14295 Midway Road, Dallas, Texas 75244. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date, if that person has the right to acquire the shares within 60 calendar days after such date.

                                                                              PERCENTAGE OF
                                                                NUMBER OF        COMPANY
                                                                 COMPANY      COMMON SHARES
                                                              COMMON SHARES    OUTSTANDING
                                                              -------------   -------------
United/Harvey Holdings, L.P.(1).............................    7,029,839         40.6%
  4200 Texas Commerce Tower W
  2200 Ross Avenue
  Dallas, Texas 75201
Bass plc....................................................    1,713,629          9.9%
  20 North Audley Street
  London, W1Y1WE
Baron Capital(2)............................................    2,692,100         15.6%
  767 Fifth Avenue, 24th Floor
  New York, New York 10153
Cohen & Steers Capital Management, Inc.(3)..................    1,219,250          7.0%
  757 Third Avenue
  New York, New York 10017
John A. Beckert(4)..........................................      424,302          2.5%
Richard N. Beckert(5).......................................      167,380          *
Reginald K. Brack, Jr.(6)...................................        4,800          *
David A. Dittman(7).........................................       11,250          *
J. Peter Kline(4)...........................................      671,801          3.9%
Jeffrey P. Mayer(7).........................................       34,500          *
Robert L. Miars(8)..........................................      488,577          2.8%
Thomas R. Oliver(9).........................................           --           --
James J. Pinto..............................................           --           --
Kurt C. Read(10)............................................           --           --
Robert A. Whitman(10).......................................           --           --
All directors and executives officers
  as a group (12 persons)...................................    1,804,860         10.4%

---------------

 *  Less than 1%.

 (1) Includes 671,395 shares which may be purchased upon exercise of a call option.

 (2) As reported in a Schedule 13G/A filed with the SEC on February 13, 1998.

 (3) As reported in a Schedule 13G/A filed with the SEC on February 12, 1998.

 (4) Includes 75,000 shares which each of Messrs. Kline and J. Beckert has the right to acquire under options.

 (5) Includes 78,000 shares which Mr. R. Beckert has the right to acquire through the exercise of options.

 (6) Includes 3,750 shares which Mr. Brack will have the right to acquire after the 1998 Bristol Annual Meeting under options.

 (7) Includes 34,500 shares which Mr. Mayer has the right to acquire under options.

 (8) Includes 1,500 shares which Mr. Miars has the right to acquire under options.

 (9) Mr. Oliver is a senior executive of Holiday Hospitality. He disclaims beneficial ownership of the shares beneficially owned by Bass.

(10) Messrs. Read and Whitman are senior executives in a firm that controls United/Harvey Holdings. They disclaim beneficial ownership of the shares beneficially owned by that stockholder.

(11) Includes 11,250 shares which Mr. Dittman has the right to acquire under options, including 3,750 shares which Mr. Dittman will have the right to acquire after the 1998 Bristol Annual Meeting.

     We have granted each of United/Harvey Holdings and the Bass companies demand registration rights for offerings of at least $5 million in equity securities and piggyback registration rights under certain circumstances. We have also agreed to pay the expenses related to such registrations, other than underwriting commissions, and to indemnify these stockholders for any securities law liabilities resulting from such sales on terms that are customary for agreements of this type.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the current and expected future directors and executive officers. At or before the spin-off, the composition of the Board will be changed to include the directors listed below. The Board will be classified into three classes, with the initial members to serve for the periods identified below. Future directors will be elected for three-year terms. Officers serve at the discretion of the board.

                                                                                     YEAR TERM
                NAME                                    POSITION                      EXPIRES
                ----                                    --------                     ---------
J. Peter Kline.......................  Chairman, Chief Executive Officer and           1999
                                       Director
John A. Beckert......................  President, Chief Operating Officer and          1999
                                       Director
Robert A. Whitman....................  Director (effective upon the spin-off)          1999
Reginald K. Brack, Jr. ..............  Director (effective upon the spin-off)          2000
James J. Pinto.......................  Director (effective upon the spin-off)          2000
David A. Dittman.....................  Director (effective upon the spin-off)          2001
Thomas R. Oliver.....................  Director (effective upon the spin-off)          2001
Kurt C. Read.........................  Director (effective upon the spin-off)          2001
Richard N. Beckert...................  Senior Vice President -- Administration
Joel M. Eastman......................  Vice President, Secretary and General
                                       Counsel
Jeffrey P. Mayer.....................  Senior Vice President and Chief Financial
                                       Officer
Robert L. Miars......................  Senior Vice President -- Design,
                                       Construction & Engineering

     J. Peter Kline, 50, has been a director of the Company since we were formed in March 1998. Since February 1995, Mr. Kline has been a Director of Bristol. Since 1981, Mr. Kline has been the President and Chief Executive Officer of Bristol (and its predecessor, Harvey Hotel Company).

     John A. Beckert, 44, has been a director of the Company since we were formed in March 1998. Since February 1995, Mr. Beckert has been a Director of Bristol. Since 1981, Mr. Beckert has been the Chief

Operating Officer and Executive Vice President of Bristol (and its predecessor, Harvey Hotel Company). Mr. Beckert is the brother of Richard N. Beckert, the Senior Vice President, Administration of the Company.

     Richard N. Beckert, 41, has been Senior Vice President -- Administration of Bristol (and its predecessor, Harvey Hotel Company) since September 1994. Prior thereto, Mr. Beckert served as Vice President -- Development from 1992 to 1994, Regional Vice President from 1986 to 1992 and General Manager for a Bristol hotel from 1983 to 1986. Richard N. Beckert is the brother of John A. Beckert.

     Joel M. Eastman, 47, has been Vice President, Secretary and General Counsel of Bristol since October 1995. From 1991 until joining Bristol, Mr. Eastman was a partner in the law firm of Munsch, Hardt, Kopf, Harr & Dinan, P.C. From 1978 to 1991, Mr. Eastman was associated with, and became a partner of, the law firm of Stollenwerck, Moore & Silverberg, P.C.

     Jeffrey P. Mayer, 41, has been Senior Vice President and Chief Financial Officer of Bristol since January 1996. Prior to joining Bristol, Mr. Mayer served as Senior Vice President, Corporate Controller and Chief Accounting Officer of Host Marriott Corporation (formerly Marriott Corporation) ("Marriott") from 1993 to 1996, as Vice President -- Project Finance of Marriott from 1991 to 1993 and in various positions with Marriott's finance department from 1986 to 1991. Prior to joining Marriott, Mr. Mayer was Audit Manager with Arthur Andersen & Company in Atlanta, Georgia.

     Robert L. Miars, 48, has been Senior Vice President -- Design, Construction & Engineering of Bristol since February 1995. Prior to joining Bristol, Mr. Miars was President of Huie Miars Custom Homes from 1989 to February 1995 and President of Huie Miars Construction Company from 1989 to 1995.

     The following persons have consented to be elected as directors of the Company upon consummation of the spin-off.

     Robert A. Whitman, 44, has been President and Co-Chief Executive Officer of The Hampstead Group since 1991. Prior to such period, Mr. Whitman was the Managing Partner and Chief Executive Officer of Trammell Crow Ventures. Mr. Whitman has served as Chairman of the Board of Malibu Entertainment Worldwide, an AMEX-listed owner/operator of entertainment centers since 1996, and previously served as Chairman of the Board of the Forum Group, Inc., a Nasdaq-traded operator of retirement communities, from 1993 until the sale of that company to Marriott International, Inc. in 1996. Mr. Whitman is a director of Covey Leadership Center and served as a director of Wyndham Hotel Company until the sale of Wyndham to Patriot American Hospitality, Inc. earlier this year.

     Reginald K. Brack, Jr., 60, has been a director of Bristol since May 1997. Since July 1997, Mr. Brack has been the Chairman Emeritus of Time, Inc. From December 1986 to July 1997, Mr. Brack was the Chairman and Chief Executive Officer of Time, Inc.

     James J. Pinto, 47, has been the President of the Private Finance Group Corp., an investment firm, since 1990. He is also a Director of the following public companies: Andersen Group, Inc. (electronics), Biscayne Holdings, Inc. (apparel), Empire of Carolina, Inc. (toys) and National Capital Management Corp. (finance). Mr. Pinto is J. Peter Kline's spouse's brother-in-law.

     David A. Dittman, 52, has been a director of Bristol since December 1995. Since 1990, Mr. Dittman is the Dean of the Cornell University School of Hotel Administration and an E.M. Statler Professor.

     Thomas R. Oliver, 57, is Chairman and Chief Executive Officer of Holiday Hospitality. Mr. Oliver is also a member of the Bass plc Executive Committee and Board of Directors. He previously was Chairman and CEO of AudioFAX, Inc. of Atlanta, Georgia (a high-tech telecommunications company) and President and CEO of VoiceCom (a supplier of large-scale messaging systems). Prior to joining VoiceCom, Mr. Oliver held senior management positions at FedEx from 1978 to 1993, including serving as COO and Executive Vice President of Worldwide Customer Operations for FedEx.

     Kurt C. Read, 35, has been a director of Bristol since April 1997. Mr. Read has been a Senior Vice President of The Hampstead Group since 1989, and is also a director of Malibu Entertainment Worldwide.

COMPENSATION PLANS AND ARRANGEMENTS

     The Company was formed in March 1998. None of our executive officers has received compensation from us since we were formed. In the spin-off, we will assume Bristol's obligations under its employment agreements with Messrs. Kline and J. Beckert and will provide compensation to our executive officers similar to that historically paid by Bristol to its executive officers. Accordingly, the information in this section that relates to compensation paid by Bristol is indicative of the types and amounts of compensation that the Company expects to pay its executive officers.

     Bristol Executive Compensation. The following table sets forth information regarding the principal position and compensation paid to Bristol's Chief Executive Officer and each of the four other most highly compensated executive officers of Bristol who are expected to be executive officers of the Company and who earned at least $100,000 in total salary and bonus in 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION   SECURITIES
                                         -------------------   UNDERLYING      ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR    SALARY    BONUS(1)   OPTIONS(2)   COMPENSATION(3)
  ---------------------------     ----   --------   --------   ----------   ---------------
J. Peter Kline..................  1997   $457,307   $91,461      30,000         $ 4,750
  President and Chief             1996    250,502    69,350          --              --
  Executive Officer               1995    231,353    87,183     225,000           2,073
John A. Beckert.................  1997    457,307    91,461      30,000           4,750
  Chief Operating Officer and     1996    250,502    69,350          --              --
  Executive Vice President        1995    231,353    79,724     225,000           2,072
Jeffrey P. Mayer(4).............  1997    257,115    51,423      25,000          44,723
  Senior Vice President and       1996    188,159    56,448     195,000          46,633
  Chief Financial Officer         1995         --        --          --              --
Robert L. Miars.................  1997    229,604    68,881      20,000           4,750
  Senior Vice President,          1996    144,503    35,037      15,000              --
  Construction & Design           1995    126,422    74,282      49,500              --
Richard N. Beckert..............  1997    220,386    44,077      20,000           3,649
  Senior Vice President,          1996    160,503    44,384      30,000              --
  Administration                  1995    150,461    76,715     199,500           1,821

---------------

(1) The bonus amounts for all years are based on amounts earned during the calendar year regardless of when paid.

(2) Reflects options to acquire Bristol shares granted pursuant to Bristol's 1995 Equity Incentive Plan, adjusted to reflect the 1997 stock split, but does not reflect the spin-off or the merger.
(3) Consists entirely of contributions by Bristol to Bristol's 401(k) plan except for Mr. Mayer, whose 1997 other compensation consists of $3,462 of contributions to Bristol's 401(k) and $41,261 for relocation expenses. Mr. Mayer's 1996 other compensation consists entirely of relocation expenses.
(4) Mr. Mayer joined Bristol in January 1996.

     Bristol Stock Option Grants. The following table sets forth information with respect to options granted to the executive officers of Bristol during 1997 (without adjustment for the spin-off or merger):

                       OPTION GRANTS IN FISCAL YEAR 1997

                                                                                 POTENTIAL REALIZED
                                                                                  VALUE AT ASSUMED
                        NUMBER OF                                               ANNUAL RATES OF STOCK
                        SECURITIES     % OF TOTAL                              PRICE APPRECIATION FOR
                        UNDERLYING   OPTIONS GRANTED   EXERCISE                    OPTION TERM(1)
                         OPTIONS      TO EMPLOYEES     OR BASE    EXPIRATION   -----------------------
         NAME            GRANTED         IN 1997        PRICE        DATE          5%          10%
         ----           ----------   ---------------   --------   ----------   ----------   ----------
J. Peter Kline........    30,000          6.09%         $26.00       2007      $  490,538   $1,243,119
John A. Beckert.......    30,000          6.09%          26.00       2007         490,538    1,243,119
Jeffrey P. Mayer......    25,000          5.07%          26.00       2007         408,782    1,035,933
Robert L. Miars.......    20,000          4.06%          26.00       2007         327,025      828,746
Richard N. Beckert....    20,000          4.06%          26.00       2007         327,025      828,746
                         -------         ------                                ----------   ----------
                         125,000         25.13%                                $2,043,908   $5,179,663
                         =======         ======                                ==========   ==========

---------------

(1) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over periods. The use of the assumed 5% and 10% returns is established by the SEC and is not intended by Bristol to forecast possible future appreciation of the price of Bristol shares.

     Management Bonus Plan. Our Management Bonus Plan will provide key management employees with cash bonuses based upon the achievement of specified targets and goals for the Company and for the particular employees. Each of our officers will be eligible to receive annual bonus awards based on the achievement of criteria established by the compensation committee of our board of directors.

     401(k) Plan. Effective as of the spin-off, we will assume the profit sharing plan with a 401(k) feature currently offered by Bristol to its employees and executive officers. Eligible employees may contribute to the 401(k) plan through salary deferral elections of not less than 1% nor more than 16% of their salary. We will match contributions with $.50 for each dollar contributed, up to 6% of a participant's salary. Our Board may, in its discretion, grant additional matching contributions, subject to statutory limitations. Contributions by participants are 100% vested and contributions by the Company vest over a period of years, becoming fully vested after five years of continuous employment. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by participants or by the Company to the 401(k) plan, and income earned on such contributions, are not taxable to the participants until withdrawn from the Company 401(k) plan.

     1998 Equity Incentive Plan. Our 1998 Equity Incentive Plan is designed to attract and retain our qualified officers and other key employees. The plan authorizes the grant of options to purchase Company shares, stock appreciation rights, restricted stock, deferred stock, performance stock and performance units. Our Board's Compensation Committee will administer the Equity Incentive Plan and determine to whom awards will be granted, as well as the number of shares, the exercise period and other terms and conditions of a particular grant. No grants will be made under the plan unless the plan is approved by Bristol's stockholders.

     Possible Stock Purchase Plan. We are considering a stock purchase plan that would permit certain of our employees and directors, including Mr. Kline and the other executive officers, to purchase Company shares at the price paid for the Bass repurchase, possibly with financing provided or arranged by the Company.

     1998 Non-Employee Directors Stock Option Plan. Our 1998 Non-Employee Directors Stock Option Plan is designed to encourage our outside directors to own Company shares. Only directors who are not employees of the Company or any 9% affiliate of the Company will be eligible to participate in this Plan. The persons expected to receive options under the plan are Messrs. Brack, Pinto and Dittman. No grants will be made under the plan unless the plan is approved by Bristol's stockholders.

     Under this plan, we will automatically grant to each eligible director an option to purchase 25,000 Company shares on the date the individual becomes a director and at each annual meeting while that person remains a director. A portion of the initial option will become exercisable at each of the following three annual stockholders meetings if the director has continued to serve as a director during that time. The annual options will be fully exercisable on the date of the next annual stockholders meeting. The exercise price of the options granted under the Directors Plan will generally be the market value of the Company common shares on the day the option is granted and may be paid in cash, Company common shares held by the eligible director for at least six months, or a combination of cash and stock. This plan will be administered by the Directors Plan Committee of the Company's Board.

     Directors are not presently expected to receive any compensation for their services as directors other than the options.

     Employment Agreements. Messrs. Kline and J. Beckert have entered into employment agreements with Bristol that expire in 2001 and provide for the payment of an annual base salary of at least $450,000 and provide for certain severance benefits on a change in control of Bristol. We will assume the obligations under those employment agreements in the spin-off. Messrs. Kline and
J. Beckert are also eligible to receive future grants of stock-based incentive awards and other benefits provided to our senior executives, including bonuses of up to 50% of their base pay.

     In connection with the spin-off and merger, Messrs. Kline and J. Beckert waived the rights to treat the merger as a change of control, which otherwise would have resulted in the acceleration of the vesting Bristol options personally granted to them and would have given them certain severance rights.

     Existing Bristol Options. The following table sets forth certain information with respect to options to purchase Bristol shares held at December 31, 1997 by Bristol's Chief Executive Officer and each of the Named Executives.

                       OPTION VALUES AT DECEMBER 31, 1997

                                          NUMBER OF SECURITIES
                                               UNDERLYING                VALUE OF UNEXERCISED
                                         UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                          DECEMBER 31, 1997(1)           DECEMBER 31, 1997(2)
                                       ---------------------------    ---------------------------
                NAME                   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE   EXERCISABLE
                ----                   -------------   -----------    -------------   -----------
J. Peter Kline.......................     255,000            --        $4,756,013            --
John A. Beckert......................     255,000            --         4,756,013            --
Jeffrey P. Mayer.....................     181,000        39,000         2,331,885      $563,831
Robert L. Miars......................      81,500         3,000         1,223,314        33,989
Richard N. Beckert...................     243,500         6,000         4,468,693        67,977

---------------

(1) Represents the total number of Bristol shares subject to stock options held by the Named Executives at December 31, 1997. These options were granted on various dates during the years 1995 through 1997.

(2) The closing price per share of Bristol shares as reported in the NYSE Composite Transactions Report on December 31, 1997 was $29.0625. The value of the options is calculated on the basis of the difference between the option exercise price and $29.0625 multiplied by the number of Bristol shares covered by the option.

     Treatment of Bristol Stock Options after the Spin-Off and Merger. Upon consummation of the spin-off, each outstanding option to purchase Bristol shares under Bristol's stock plans will be redenominated into two options which will be continuations of the original Bristol options. One of such options will be an option to purchase Company shares and the other will be an option to purchase FelCor shares. Each will have the same terms and conditions as the original Bristol option. The Company option will be exercisable for that number of Company shares that would have been issued had the original Bristol option been exercised in full immediately prior to the spin-off. The FelCor option will be exercisable for that number of FelCor shares that would have been issued had the original Bristol option been exercised in full immediately prior to the merger. The exercise price for the original Bristol options will be allocated between the Company option and the FelCor option based on the relative values of the Company and Bristol immediately following the spin-off and, in the case of the Company option, adjusted by the ratio of shares distributed in the spin-off, and, in the case of the FelCor option, adjusted by the merger exchange ratio.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Preemptive Rights. The Bass companies and United/Harvey Holdings will have the right, in connection with any offering of equity securities of the Company in excess of $10 million, to purchase on the same terms as such offering a sufficient number of Company shares to maintain their respective percentage ownership of Company shares immediately prior to such offering. This right does not apply if such acquisition would violate rules which prohibit a stockholder from owning 10% or more of the outstanding shares of a REIT and a related tenant at the same time. This right will expire as to any stockholder who does not exercise such right three times or as to all of those stockholders if any of them owns less than 25% of its initial ownership of Company shares in the spin-off, after taking into consideration the Company's redemption of the Bass companies' Company shares that exceed 9.9% of the outstanding Company shares.

     Board Representation and Voting. The Bass companies and United/Harvey Holdings will each be entitled to nominate one director for election to serve on the Company Board for so long as it owns at least 25% of the Company shares it owned at the time of the spin-off, after taking into consideration the Company's redemption of the Bass companies' shares that exceed 9.9% of the outstanding Company shares. Each of such parties agreed to vote for the other's designee for so long as they both own at least 25% of their initial shares. Our initial Board includes two members originally nominated to the Bristol Board by the Bass companies and United/Harvey Holdings.

     Holiday Inn Franchise Arrangements. The Company has agreed to add 8,700 Holiday-branded rooms to its portfolio of owned or operated hotels over the next five years. If the Company fails to meet certain threshold targets for adding rooms over that period, it will be required to pay Holiday Hospitality damages in accordance with a specified formula unless certain exceptions apply. The Company's obligation will terminate upon the earlier to occur of (i) six months after notice from Holiday Hospitality of termination of its obligation to offer us acquisition and development opportunities, as described below, and (ii) Holiday Hospitality no longer holding a controlling equity interest in the entity that franchises Holiday Inn Hotel brands or in the entity that directly or indirectly holds the intellectual property rights related to the Holiday Inn, Holiday Inn Express or Crowne Plaza brands.

     Bristol has entered into franchise agreements with Holiday Hospitality which generally require the payment of franchise fees equal to 5% of room revenues. Bristol paid $19.5 million in franchise fees in 1997. The Company will assume Bristol's obligations under these franchise agreements in the spin-off.

     Right of First Offer for New Opportunities. Holiday Hospitality has agreed to offer the Company any opportunity it has to acquire or develop a midscale lodging facility located in the United States or Canada. Holiday Hospitality will be permitted, however, to (i) terminate such obligations at any time after October 28, 1998, upon six months' advance notice to the Company, and (ii) acquire up to five hotels and develop an unlimited number of hotels in the United States and Canada for research and training other than in the same geographic markets as the Company's hotels. If Holiday Hospitality proposes to sell any research and training hotel that it owns, it must first offer to sell such hotel to the Company. At the time of the spin-off, the Hotel Properties Agreement, dated April 28, 1997, between Holiday Corporation and Bristol will terminate. The Hotel Properties Agreement required Bristol to offer Holiday Hospitality or its affiliates franchise rights with respect to at least 85% of Bristol's owned and managed hotel rooms.

                          DESCRIPTION OF CAPITAL STOCK

     This summarizes the material provisions of the Company's Certificate of Incorporation and Bylaws as they are contemplated to be in effect at the time of the spin-off, but may not contain all of the information that is important to you. See "Where You Can Find More Information" for information about how to obtain a copy of the documents referred to in this section. The rights described below are subject to any rights that may be granted to any holder of preferred shares.

CAPITAL STOCK

     We will be authorized to issue 100.0 million common shares and 25.0 million preferred shares.

     Common Stock. Holders of common shares will be entitled to receive dividends that have been legally declared by our Board and to share ratably in the assets of the Company that remain after we have paid our known debts and liabilities if we liquidate or dissolve. Holders of common shares will be entitled to one vote for each common share held by such holder on the record date for the applicable stockholders meeting.

     Preferred Stock. The preferred shares may be issued in one or more series, with such rights and qualifications as our board of directors may determine before such shares are issued.

     Ownership Limit. Our Certificate of Incorporation will prohibit any person from owning more than 9.9% of the outstanding shares of any class of our capital stock before December 31, 2000 unless our Board previously approved such ownership. Accordingly, United/Havey Holdings and Baron Capital which will own 40.6% and 15.6%, respectively, of our shares after the spin-off will be exempted from the ownership limit. See "Security Ownership of Certain Beneficial Owners and Management." We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with the ownership limit, including refusing to recognize or record any transfer of shares in violation of these limitations. The distribution of shares in the spin-off is exempt from the ownership limit.

     The ownership limitation in our Certificate of Incorporation will be similar in effect to the ownership limitation in FelCor's charter, which is designed to assure its continued qualification as a REIT. The ownership limit that will be in our Certificate of Incorporation is intended to aid in assuring compliance by FelCor with the REIT requirements and to avoid further concentration in the holdings of our shares. The ownership limit may have the effect of discouraging or preventing a third party from attempting to gain control of the Company without the approval of our Board of Directors. Therefore, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our Board. See
"-- Additional Corporate Governance and Takeover-Related Matters."

     If you hold or attempt to acquire shares in violation of the ownership limit, any shares in excess of 9.9% of the total outstanding number of shares will be transferred automatically and by operation of law to a charitable trust for the benefit of a charitable beneficiary. The trustee will be entitled to receive all dividends on, and exercise all voting rights of, the excess shares. The trustee must sell the excess shares within 20 business days. You will have no right or interest in such shares, except the right to receive from the proceeds of any sale of the excess shares by the trustee the lesser of: (i) the amount you paid for the excess shares (or the market value of the excess shares, determined in accordance with the Company's Certificate of Incorporation, if you received them by gift, bequest or otherwise without payment) and (ii) the amount received by the trustee from a sale of such excess shares. Accordingly, if you are the record owner of any excess shares you may suffer a financial loss if the price at which the excess shares are sold by the trustee is less than what you paid for them.

STOCK EXCHANGE LISTING

     We will apply to list our common stock for trading on the New York Stock Exchange. If the New York Stock Exchange does not approve our listing, we will apply to another national securities exchange or quotation system.

     There is currently no trading market for our shares. Prices at which our shares will trade after the spin-off cannot be predicted. Until our shares are fully distributed and an orderly market develops, the prices at which trading in our shares occur may fluctuate significantly. The prices at which our stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for our stock, investor perception of us and our businesses, our dividend policy, interest rates and general economic and market conditions. See "Risk
Factors -- Absence of Prior Trading Market for Company Shares; Potential Volatility."

SHARES AVAILABLE FOR RESALE

     Company shares distributed to you in the spin-off may be traded freely and without restriction if you are not deemed to be an "affiliate" of the Company under the rules of the SEC. Persons who may be deemed to be affiliates of the Company after the spin-off generally include individuals or entities that control, are controlled by or are under common control with the Company, and may include certain officers and directors of the Company and Bristol as well as certain principal stockholders of the Company and Bristol. Persons who are affiliates of the Company will be permitted to sell their Company shares only pursuant to an effective registration statement or an exemption from the registration requirements of the securities laws. We have granted the Bass companies and United/Harvey Holdings, two of our major stockholders, demand and piggyback registration rights.

DIVIDENDS

     Bristol did not pay any cash dividends since its initial public offering in 1995. We do not currently anticipate paying any cash dividends, but rather to reinvest available cash in our business.

ADDITIONAL CORPORATE GOVERNANCE AND TAKEOVER-RELATED MATTERS

     The Certificate of Incorporation and Bylaws of the Company will be amended to change the Company's name to "Bristol Hotels & Resorts", and to provide for the following matters:

     Actions of Stockholders. Our Certificate of Incorporation, as amended, will not permit actions to be taken by written consent. Stockholder actions may only be taken at annual or special meetings of the stockholders called in accordance with our Certificate of Incorporation and Bylaws. Special meetings of stockholders may only be called by (i) the Chairman or a Vice Chairman of our Board or the President of the Company and (ii) the Secretary of Company upon the written request of a majority of the total number of the directors then in office. Annual meetings may be called by a majority of the Board. Only business that is specified in the notice of the annual or special meeting or properly brought before the meeting by the presiding officer or by a majority of the entire board may be discussed at any meeting.

     The first annual meeting of our stockholders will be held in 1999, on a date and at a time designated by the Board.

     Board of Directors. The business and affairs of the Company are managed under the direction of our Board, which initially will consist of eight members.

     The size of our Board may be increased or decreased only by (i) a majority of the total number of directors that the Company would have if there were no vacancies on the Board or (ii) the holders of at least 80% of the voting stock, voting together as a single class. The Board may not have fewer than three nor more than 15 members.

     Our Board is divided into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III. The term for the directors first appointed to Class I will expire at the annual meeting of stockholders to be held in 1999, the term of the directors first appointed to Class II will expire at the annual meeting of the stockholders to be held in 2000 and the term for the directors first appointed to Class III will expire at the annual meeting of stockholders to be held in 2001. At any meeting of stockholders at which directors are elected, the number of directors elected may not exceed the largest number of directors then in office in either class who are not standing for election at the meeting. Accordingly, it will not be possible to change a majority of the members of the Board.

     The Bylaws provide that, except as granted to the Bass companies and to United/Harvey Holdings in the stockholders agreement, directors may be nominated only by the Company's Board or by any stockholder who has delivered notice of his nominee not less than 60 days prior to the annual meeting of stockholders. If public announcement of the date of the annual meeting is not made at least 75 calendar days prior to the annual meeting, notice must be received not later than the close of business on the tenth calendar day following the day on which the announcement of the meeting date is made. The stockholder's notice must contain certain information concerning the stockholder and the stockholder's nominees, including their names and addresses, proof that the stockholder is a stockholder of record and plans to appear in person or by proxy at the annual meeting, the class and number of shares of Company stock owned by such stockholder and the stockholder's nominees, any agreements between the relevant parties pursuant to which the nomination is to be made, any other information regarding the stockholder's nominees that would be required to be included in a proxy statement soliciting proxies for the election of the stockholder's nominees and the signed consent of each nominee to serve as a director of the Company, if so elected. The presiding officer of the annual meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements or the requirements of the securities laws.

     Directors are elected by a plurality vote of all votes cast at a meeting and will hold office for a three-year term. Directors may be elected by the stockholders only at an annual meeting of stockholders.

     Any vacancy that occurs on the Company's Board, including any vacancy that results from an increase in the authorized number of directors, may be filled only by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy caused by the death, removal or resignation of a director nominated by the Bass Companies or United/Harvey Holdings may only be filled by the person who nominated such director for as long as the stockholders agreement is in effect. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director's successor is elected and qualified. A decrease in the number of the directors may not shorten the term of any director then in office.

     Any director may be removed from office with or without cause by a majority of the entire Board or for cause by the stockholders. For the stockholders to remove a director for cause, the notice of the annual or special meeting of the stockholders must refer to the removal of such director and at least 80% of the stockholders entitled to vote, voting together as a single class, must approve such removal.

     Indemnification of Officers and Directors. We have agreed to indemnify our officers and directors to the maximum extent permitted or required under applicable law. Delaware's corporation law permits us to indemnify our directors and officers for liabilities, costs and expenses that such persons may incur as a result of actions they may take in performing their duties as officers and directors. In order to be indemnified under Delaware law, the person must have acted in good faith and in a manner he believed was in, or not opposed to, the best interests of the Company. In the case of any criminal proceeding, the person must not have reasonable cause to believe that his conduct was unlawful. In Delaware, if a person is found by a court to be liable to the corporation, that court must approve any reimbursement of expenses to such person. The foregoing limitations do not, however, apply to the indemnity contracts to which all officers and directors are partners with the Company. Any amendment or repeal of the Company's Certificate of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.

     Amendment of the Bylaws. The Bylaws may be amended by the stockholders or the Company's Board. Amendment by the stockholders must be approved at a meeting where the notice of such meeting describes the proposed amendment. No amendment adopted by the Board may conflict with any amendment adopted by the stockholders.

     Anti-Takeover Effects. All of the provisions discussed in this section, the ownership limitation in our Amended Certificate of Incorporation and the ability of FelCor to terminate the leases of the hotels might make it more difficult for someone to obtain control of us unless the transaction is approved by our Board. Certain of these provisions could also make it more difficult for a third party to replace our management or Board without the approval of our Board of Directors.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form 10 to register the Company shares to be issued to you in the spin-off. As allowed by SEC rules, this information statement does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information you may read and copy documents at the principal office of the SEC at 450 5th Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048, at Citicorp Center, Suite 1400, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC charges a fee for copies. Copies of this material should also be available through the Internet by using the "Quick Forms Lookup" at the SEC EDGAR Archive, the address of which is http://www.sec.gov. In addition, our filings may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Following the spin-off, we will be required to file annual, quarterly and other reports with the SEC. We will also be subject to the proxy rules and, accordingly, will furnish audited financial statements to you in connection with our annual meetings of stockholders.

     No person is authorized by Bristol or the Company to give any information or to make any representations other than those contained in this information statement, and, if given or made, you should not rely upon such information.

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, this information statement contains forward-looking statements and information that are based on our current views of the Company and our assumptions concerning future events. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," "project" and similar expressions. These statements are subject to risks and uncertainties that could cause the Company's actual operations and results of operations to differ materially from those reflected in our forward-looking statements.

     Forward-looking statements are not guarantees of future performance and are subject to the Company achieving its business strategy and the costs and expected benefits of that strategy and having sufficient cash flow and other sources of cash to fund our lease payments, debt service requirements, working capital needs and other significant expenditures. Forward-looking statements are also based on what we anticipate future trends in the lodging industry will be and how those will be affected by industry capacity, the seasonal nature of the lodging industry, product demand and pricing and the other matters referred to in the "Risk Factors" section of this document. Accordingly, you are cautioned not to place undue reliance on our forward-looking statements.

                         INDEX TO FINANCIAL INFORMATION

Pro Forma Financial Data....................................   20
Management's Discussion and Analysis of Results of
  Operations................................................   27
Report of Independent Public Accountants....................  F-2
Report of Independent Accountants...........................  F-3
Financial Statements
  Consolidated Balance Sheets...............................  F-4
  Consolidated and Combined Statements of Income............  F-5
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................  F-6
  Consolidated and Combined Statements of Cash Flows........  F-7
  Notes to Consolidated and Combined Financial Statements...  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Bristol Hotel Company

     We have audited the accompanying consolidated balance sheets of Bristol Hotel Company (a Delaware corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bristol Hotel Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
  February 6, 1998 (except with respect
  to the matter discussed in Note 20 as
  to which the date is March 25, 1998)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bristol Hotel Company

     In our opinion, the accompanying consolidated statements of income, of changes in stockholders' equity and of cash flows for Bristol Hotel Company and its subsidiaries ("Company") and the combined statements of income and cash flows for Harvey Hotel Companies ("Predecessor") present fairly, in all material respects, the results of operations and cash flows of the Company and its Predecessor for the eleven months ended December 31, 1995 and for the one month ended January 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company and its Predecessor's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Bristol Hotel Company and its subsidiaries for any period subsequent to December 31, 1995.

                                            PRICE WATERHOUSE LLP

Dallas, Texas
February 23, 1996

                             BRISTOL HOTEL COMPANY

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1996
                                                              ------------    ------------
Current assets
  Cash and cash equivalents.................................   $   86,167       $  4,666
  Trading securities........................................          103            116
  Accounts receivable (net of allowance of $2,259 and
     $344)..................................................       31,305         10,501
  Inventory.................................................        8,286          3,320
  Deposits..................................................        7,569          5,404
  Other current assets......................................        1,626            950
                                                               ----------       --------
          Total current assets..............................      135,056         24,957
                                                               ----------       --------
Property and equipment (net of accumulated depreciation of
  $76,172 and $31,071)......................................    1,439,167        552,564
Other assets
  Restricted cash...........................................        9,283          3,069
  Investments in joint ventures, net........................       12,396             --
  Goodwill (net of accumulated amortization of $891)........       52,773             --
  Deferred charges and other noncurrent assets (net of
     accumulated amortization of $1,965 and $2,144).........       17,963         12,198
                                                               ----------       --------
          Total assets......................................   $1,666,638       $592,788
                                                               ==========       ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................   $    8,455       $ 15,769
  Accounts payable and accrued expenses.....................       27,366         10,626
  Accrued construction costs................................        1,330          4,797
  Accrued property, sales and use taxes.....................       15,911          7,346
  Accrued insurance reserves................................        9,530          6,920
  Advance deposits..........................................        1,156            278
                                                               ----------       --------
          Total current liabilities.........................       63,748         45,736
                                                               ----------       --------
Long-term debt, excluding current portion...................      708,864        216,925
Deferred income taxes.......................................      242,530         75,619
Other liabilities...........................................        2,702          2,351
                                                               ----------       --------
          Total liabilities.................................    1,017,844        340,631
                                                               ----------       --------
Common stock ($.01 par value; 150,000,000 shares authorized,
  45,734,472 and 24,848,760 shares issued at December 31,
  1997 and 1996, respectively, and 43,641,401 and 24,848,760 shares outstanding at December 31, 1997 and 1996,
  respectively).............................................          436            166
Additional paid-in capital..................................      606,935        231,181
Cumulative translation adjustment...........................          286             --
Retained earnings...........................................       41,137         20,810
                                                               ----------       --------
          Total stockholders' equity........................      648,794        252,157
                                                               ----------       --------
          Total liabilities and stockholders' equity........   $1,666,638       $592,788
                                                               ==========       ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                             BRISTOL HOTEL COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                      HARVEY HOTEL COMPANIES (PREDECESSOR)

                         COMBINED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                           HARVEY HOTEL
                                                                        BRISTOL HOTEL COMPANY               COMPANIES
                                                              ------------------------------------------   ------------
                                                                                               ELEVEN
                                                                                               MONTHS         MONTH
                                                               YEAR ENDED     YEAR ENDED       ENDED          ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JANUARY 31,
                                                                  1997           1996           1995           1995
                                                              ------------   ------------   ------------   ------------
REVENUE:
  Rooms.....................................................    $377,380       $149,794       $115,771        $4,006
  Food and beverage.........................................      92,596         44,344         36,070         1,505
  Management fees...........................................       4,948          2,513          1,382            34
  Other.....................................................      29,594         15,189         11,972           398
                                                                --------       --------       --------        ------
        Total revenue.......................................     504,518        211,840        165,195         5,943
                                                                --------       --------       --------        ------
OPERATING COSTS AND EXPENSES:
  Departmental expenses:
    Rooms...................................................     105,063         37,706         32,692         1,124
    Food and beverage.......................................      69,766         31,282         27,118         1,006
    Other...................................................       9,326          4,528          4,258            49
  Undistributed operating expenses:
    Administrative and general..............................      44,255         18,266         16,184           186
    Marketing...............................................      34,439         15,555         12,070           393
    Property operating costs................................      44,303         17,499         16,313           360
    Property taxes, rent and insurance......................      35,330         10,903          8,425           269
    Depreciation and amortization...........................      39,690         18,377         13,505           309
    Corporate expense.......................................      24,450         10,958          8,035           315
                                                                --------       --------       --------        ------
Operating income............................................      97,896         46,766         26,595         1,932
                                                                --------       --------       --------        ------
Other (income) expense:
  Interest expense..........................................      44,591         18,616         18,374           652
  Equity in income of joint ventures........................      (1,916)            --             --            --
  Other.....................................................          --             --            257            --
                                                                --------       --------       --------        ------
Income before minority interest, income taxes, extraordinary
  items and pro forma income taxes..........................      55,221         28,150          7,964         1,280
Minority interest...........................................          --             --            173            --
                                                                --------       --------       --------        ------
Income before income taxes, extraordinary items and pro
  forma income taxes........................................      55,221         28,150          7,791         1,280
Income taxes................................................      22,007         10,401          2,822            --
                                                                --------       --------       --------        ------
Income before extraordinary items and pro forma income
  taxes.....................................................      33,214         17,749          4,969         1,280
Extraordinary loss on early extinguishment of debt, net of
  tax.......................................................     (12,741)            --         (1,908)           --
                                                                --------       --------       --------        ------
Net income before pro forma income taxes....................    $ 20,473       $ 17,749       $  3,061         1,280
                                                                ========       ========       ========
Pro forma income taxes (Unaudited)..........................                                                     435
                                                                                                              ------
Net income after pro forma income tax expense (Unaudited)...                                                  $  845
                                                                                                              ======
Earnings per common and common equivalent share:
  Income before extraordinary item:
    Basic...................................................    $   0.89       $   0.71       $   0.28            --
    Diluted.................................................    $   0.87       $   0.70       $   0.28            --
  Net income:
    Basic...................................................    $   0.55       $   0.71       $   0.17            --
    Diluted.................................................    $   0.53       $   0.70       $   0.17            --
Weighted average number of common and common equivalent
  shares outstanding:
  Basic.....................................................  37,359,364     24,848,760     17,857,936            --
  Diluted...................................................  38,332,302     25,526,413     17,908,955            --

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                             BRISTOL HOTEL COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                        COMMON STOCK       ADDITIONAL    UNREALIZED     CUMULATIVE    RETAINED
                                     -------------------    PAID-IN      GAIN (LOSS)    TRANSLATION   EARNINGS
                                       SHARES     AMOUNT    CAPITAL     ON SECURITIES   ADJUSTMENT    (DEFICIT)    TOTAL
                                     ----------   ------   ----------   -------------   -----------   ---------   --------
Balance at January 31, 1995........   9,856,178    $ 99     $123,104        $  --          $ --        $    --    $123,203
  Unrealized gain on securities,
     net...........................          --      --           --          262            --             --         262
  Issuance of common stock.........   6,709,662      67      109,529           --            --             --     109,596
  Net of income....................          --      --           --           --            --          3,061       3,061
                                     ----------    ----     --------        -----          ----        -------    --------
Balance at December 31, 1995.......  16,565,840     166      232,633          262            --          3,061     236,122
  Reclass securities to trading....          --      --           --         (262)           --             --        (262)
  Employee stock options...........          --      --          216           --            --             --         216
  Adjustment to offering costs for
     1995 common stock issuance....          --      --       (1,668)          --            --             --      (1,668)
  Net income.......................          --      --           --           --            --         17,749      17,749
                                     ----------    ----     --------        -----          ----        -------    --------
Balance at December 31, 1996.......  16,565,840     166      231,181           --            --         20,810     252,157
  Employee stock options...........          --      --          296           --            --             --         296
  Exercise of employee stock
     options.......................       6,619      --          114           --            --             --         114
  Issuance of stock in Holiday Inn
     Acquisition...................   9,361,308      93      267,874           --            --             --     267,967
  Issuance of common stock, net of
     costs.........................   3,162,500      31      107,470           --            --             --     107,501
  Stock split......................  14,545,134     146           --           --            --           (146)         --
  Foreign currency translation.....          --      --           --           --           286             --         286
  Net income.......................          --      --           --           --            --         20,473      20,473
                                     ----------    ----     --------        -----          ----        -------    --------
Balance at December 31, 1997.......  43,641,401    $436     $606,935        $  --          $286        $41,137    $648,794
                                     ==========    ====     ========        =====          ====        =======    ========

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                             BRISTOL HOTEL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      HARVEY HOTEL COMPANIES (PREDECESSOR)

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                           HARVEY HOTEL
                                                                        BRISTOL HOTEL COMPANY               COMPANIES
                                                              ------------------------------------------   ------------
                                                                                               ELEVEN
                                                               YEAR ENDED     YEAR ENDED    MONTHS ENDED   MONTH ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JANUARY 31,
                                                                  1997           1996           1995           1995
                                                              ------------   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $  20,473       $ 17,749      $   3,061       $ 1,280
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................      39,690         18,377         13,505           309
    Amortization of deferred financing fees.................       2,749          2,062             --            --
    Other...................................................          --             --            602            --
    Equity in earnings of joint ventures....................      (1,399)            --             --            --
    Compensation expense recognized for employee stock
      options...............................................         410            216             --            --
    Unrealized gain on marketable securities................          --           (378)            --            --
    Non-cash portion of extraordinary item, net of tax......      11,009             --          1,908            --
  Changes in assets and liabilities:
    Changes in working capital..............................       1,645           (684)          (714)          641
    Decrease (increase) in restricted cash..................      (6,214)        (2,449)         2,860           (84)
    Distributions from joint ventures.......................         650             --             --            --
    Increase (decrease) in other liabilities................         217           (460)        (4,260)          421
    Deferred tax provision..................................       5,805          6,171           (326)           --
                                                               ---------       --------      ---------       -------
        Net cash provided by operating activities...........      75,035         40,604         16,636         2,567
                                                               ---------       --------      ---------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Improvements to property and equipment....................     (54,071)       (93,936)       (60,941)         (721)
  Purchases of property and equipment, net of associated
    debt....................................................     (86,977)        (6,300)       (20,000)           --
  Sales of property and equipment...........................          --             --          4,711            --
  Holiday Inn Acquisition, net of costs.....................    (400,159)            --             --            --
  Sales of marketable securities............................          --            726             --         1,928
                                                               ---------       --------      ---------       -------
        Net cash provided by (used in) investing
          activities........................................    (541,207)       (99,510)       (76,230)        1,207
                                                               ---------       --------      ---------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Refinancing.................................     600,000             --             --            --
  Proceeds from New Credit Facility.........................     560,000             --             --            --
  Repayment of New Credit Facility..........................    (560,000)            --             --            --
  Paydown of Senior Notes...................................     (40,000)            --             --            --
  Proceeds from Offering, net of costs......................     107,852             --             --            --
  Early extinguishment of long-term debt....................    (133,540)            --             --            --
  Distributions to predecessor equity holders...............          --             --         (4,140)       (8,009)
  Additions to notes receivable -- partners.................          --             --             --           488
  Principal payments and extinguishment of long-term debt...      (7,058)        (4,826)      (156,612)         (121)
  Proceeds from issuance of long-term debt..................      43,410         66,976        123,387            --
  Payment of offering costs.................................          --         (1,342)            --            --
  Proceeds from affiliate...................................          --             --         19,900            --
  Proceeds from initial public offering, net of offering
    costs...................................................          --             --         88,557            --
  Dividend paid to minority partner.........................          --             --           (335)           --
  Decrease in accounts receivable affiliate.................          --             --            542            --
  Decrease (increase) in deferred charges and other
    non-current assets......................................     (22,991)        (5,142)        (9,212)          316
                                                               ---------       --------      ---------       -------
        Net cash provided by (used in) financing
          activities........................................     547,673         55,666         62,087        (7,326)
                                                               ---------       --------      ---------       -------
Net increase (decrease) in cash and cash equivalents........   $  81,501       $ (3,240)     $   2,493       $(3,552)
Cash and cash equivalents at beginning of period............       4,666          7,906          5,413         4,118
                                                               ---------       --------      ---------       -------
Cash and cash equivalents at end of period..................   $  86,167       $  4,666      $   7,906       $   566
                                                               =========       ========      =========       =======
Supplemental cash flow information:
  Interest paid.............................................   $  39,706       $ 17,696      $  17,111       $   330
                                                               =========       ========      =========       =======
  Income taxes paid.........................................   $  10,942       $  3,543      $   2,685       $    --
                                                               =========       ========      =========       =======
Non-cash investing and financing activities:
  Debt assumed to acquire property and equipment............   $  21,813       $     --      $  12,100       $    --
                                                               =========       ========      =========       =======
  Sale of non-hotel properties for assumption of
    liabilities.............................................   $      --       $     --      $   4,723       $    --
                                                               =========       ========      =========       =======
  Purchase of minority interest for common stock............   $      --       $     --      $   1,110       $    --
                                                               =========       ========      =========       =======
Common stock issued in Holiday Inn Acquisition..............   $ 267,967       $     --      $      --       $    --
                                                               =========       ========      =========       =======

 The accompanying notes are an integral part of these consolidated and combined financial statements.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION

     Bristol Hotel Company ("Bristol") is a Delaware corporation which was incorporated in November 1994 and began operations after the acquisitions of Harvey Hotel Company, Ltd. and its subsidiaries (together, "Harvey Hotel Companies" or "Predecessor") and United Inns, Inc. ("United Inns") (collectively, the "Combination"). Bristol owns 86 hotels and manages 15 additional hotels, two of which are owned by joint ventures in which Bristol owns a 50% interest. The properties, which contain approximately 28,800 rooms, are located in 22 states, the District of Columbia and Canada. Bristol acquired the ownership and/or management of 60 of these properties on April 28, 1997 (the "Holiday Inn Acquisition"). The Combination and the Holiday Inn Acquisition are more fully described in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Bristol and its subsidiaries. The combined financial statements of the Predecessor include the accounts of Harvey Hotel Company and related entities, all of which were under common control. The owners of these entities combined their interests for the purpose of forming a new entity which was acquired by Bristol. The accounts of United Inns and its subsidiaries are included from February 1, 1995, the date of acquisition. The results of operations of the hotels acquired in the Holiday Inn Acquisition have been included in Bristol's financial statements since April 28, 1997. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash in banks and cash on hand. Liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

TRADING SECURITIES

     Marketable securities consist primarily of equity securities and mutual fund shares. Equity securities have been classified as either: (i) available-for-sale, which are reported at fair value, with net unrealized gains and losses excluded from earnings and reported as a separate component of changes in equity; or (ii) trading securities, which are reported at fair value, with unrealized holding gains and losses for trading securities included in earnings. At December 31, 1997 and 1996, all marketable securities owned by Bristol were classified as trading securities.

ACCOUNTS RECEIVABLE

     Accounts receivable in the balance sheets are expected to be collected within one year and are net of estimated uncollectible amounts of $2,259,000 and $344,000, at December 31, 1997 and 1996, respectively.

     Valuation and qualifying accounts consist of allowance for doubtful accounts as follows (in thousands):

                                                                     WRITE-OFF OF
                                         BALANCE AT    CHARGED TO      AMOUNTS       BALANCE AT
                                         BEGINNING     COSTS AND      PREVIOUSLY       END OF
                                         OF PERIOD      EXPENSES       RESERVED        PERIOD
                                         ----------    ----------    ------------    ----------
Company
  Year ended December 31, 1997.........     $344         $2,306         $(391)         $2,259
  Year ended December 31, 1996.........      620            251          (527)            344
  Eleven months ended December 31,
     1995..............................      221            796          (397)            620

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

INVENTORY

     Inventory, consisting primarily of food and beverage products as well as consumable supplies, is carried at the lower of cost or market. Cost is determined on the first-in, first-out basis.

DEFERRED CHARGES AND OTHER NONCURRENT ASSETS

     Deferred charges and other noncurrent assets consist primarily of financing costs which are amortized over the life of the related loan. The amounts reported in the balance sheets at December 31, 1997 and 1996, are net of accumulated amortization of $1,965,000 and $2,144,000, respectively.

PROPERTY AND EQUIPMENT

     Bristol recorded the Combination and the Holiday Inn Acquisition on the basis of an allocation of the purchase price based on the fair market value of the assets acquired at the date of acquisition. Subsequent additions and improvements are capitalized at their cost, including interest costs associated with the renovation of certain hotels. Interest capitalized during the years ended December 31, 1997 and 1996 was $1,628,000 and $2,100,000, respectively.

     The cost of normal repairs and maintenance that does not significantly extend the life of the property and equipment is expensed as incurred. Depreciation is computed on a straight-line method over the estimated useful lives of the assets, as follows:

                                             BRISTOL HOTEL COMPANY     HARVEY HOTEL COMPANIES
                                            -----------------------    -----------------------
Buildings.................................        35-40 years                31-35 years
Furniture, fixtures and equipment.........        3-15 years                   7 years
Automobiles and trucks....................          3 years                    3 years
Leasehold improvements....................   Lease term or useful       Lease term or useful
                                            life, whichever is less    life, whichever is less

     Depreciation and amortization expense recorded for the years ended December 31, 1997 and 1996, and the eleven months ended December 31, 1995 was $39.7 million, $18.4 million, and $13.5 million, respectively.

     Bristol has adopted Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). As of December 31, 1997 and 1996, no impairment losses have been incurred. The assets, which were classified as available for sale as of December 31, 1996, were reclassified to held and used in the second quarter of 1997.

RESTRICTED CASH

     Restricted cash consists of (i) funds placed in reserve for the replacement of furniture, fixtures and equipment, and (ii) tax and insurance reserves. Bristol is required to deposit monthly with various lenders amounts of three to four percent of hotel revenues for replacement reserves plus the tax and insurance escrow. As tax and insurance payments are made and improvements are completed, Bristol is reimbursed from the reserves.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") was issued. Under SFAS 128, basic earnings per share ("EPS") is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. SFAS 128 replaces fully diluted EPS, which Bristol was not previously required to report, with EPS, assuming dilution

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

("diluted EPS"). Bristol calculates diluted EPS assuming all outstanding options to purchase common stock have been exercised at the beginning of the year (or the time of issuance, if later). The dilutive effect of the outstanding options is reflected by application of the treasury stock method, whereby the proceeds from the exercised options are assumed to be used to purchase common stock at the average market price during the period. Bristol adopted SFAS 128 effective December 15, 1997. All prior period EPS data have been restated. The effect of this accounting change on previously reported EPS data is not significant. The following table reconciles the computation of basic EPS to diluted EPS:

                                                       NET       PER SHARE
                                                     EARNINGS      AMOUNT       SHARES
                                                     --------    ----------    ---------
                                                        ($ IN THOUSANDS)
For the year ended December 31, 1997:
  Income before extraordinary item per share.......  $33,214     37,359,364      $0.89
  Effect of options................................       --        972,938
                                                     -------     ----------      -----
  Income before extraordinary item per share,
     assuming dilution.............................  $33,214     38,332,302      $0.87
                                                     =======     ==========      =====
  Net income per share.............................  $20,473     37,359,364      $0.55
  Effect of options................................       --        972,938
                                                     -------     ----------      -----
  Net income per share, assuming dilution..........  $20,473     38,332,302      $0.53
                                                     =======     ==========      =====
For the year ended December 31, 1996:
  Income before extraordinary item per share.......  $17,749     24,848,760      $0.71
  Effect of options................................       --        677,653
                                                     -------     ----------      -----
  Income before extraordinary item per share,
     assuming dilution.............................  $17,749     25,526,413      $0.70
                                                     =======     ==========      =====
  Net income per share.............................  $17,749     24,848,760      $0.71
  Effect of options................................       --        677,653
                                                     -------     ----------      -----
  Net income per share, assuming dilution..........  $17,749     25,526,413      $0.70
                                                     =======     ==========      =====
For the 11 months ended December 31, 1995:
  Income before extraordinary item per share.......  $ 4,969     17,857,936      $0.28
  Effect of options................................       --         51,019
                                                     -------     ----------      -----
  Income before extraordinary item per share,
     assuming dilution.............................  $ 4,969     17,908,955      $0.28
                                                     =======     ==========      =====
  Net income per share.............................  $ 3,061     17,857,936      $0.17
  Effect of options................................       --         51,019
                                                     -------     ----------      -----
  Net income per share, assuming dilution..........  $ 3,061     17,908,955      $0.17
                                                     =======     ==========      =====

     Earnings per share have been retroactively adjusted for the effect of stock splits.

FOREIGN CURRENCY TRANSACTIONS

     As part of the Holiday Inn Acquisition, Bristol acquired six hotels in Canada. Results of operations for those hotels are maintained in Canadian dollars and translated using average exchange rates during the period. Currency transaction losses are included in net income and were $303,000 for the year ended December 31, 1997. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in stockholders' equity as a cumulative foreign currency

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

translation adjustment. Cumulative currency translation gains included in stockholders' equity at December 31, 1997 were $286,000.

INCOME TAXES

  Company

     Bristol accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse.

  Predecessor

     Harvey Hotel Company and related entities are partnership or S-Corporation entities, and income or loss for federal income tax purposes is allocated to the individual partners or shareholders. Accordingly, no recognition has been given to income taxes in the combined financial statements. However, pro forma income tax expense, at an effective rate of 34%, has been included in the combined statements of income in order to reflect the impact on the income of Harvey Hotel Companies.

     Harvey Hotel Corporation accounted for the tax effect of net income or loss in accordance with SFAS 109. However, because of the changes in ownership (see
Note 1), realization of the benefit of the accumulated losses is uncertain and, therefore, has not been recorded in the combined financial statements.

EARNINGS PER SHARE

     Earnings per share is determined by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year. The 1995 weighted average shares outstanding has been calculated using the treasury stock method and as if Holdings' shares of 1,768,000 (see Note 3) had been outstanding since February 1, 1995. The 1997 and 1996 weighted average shares is calculated using the treasury stock method, giving effect to the common equivalent shares outstanding as of December 31, 1997 and 1996. The common equivalent shares include officer and director stock options which have been deemed exercised at the issue date using the treasury method for the purposes of computing earnings per share. Bristol has no other potentially dilutive securities.

     All weighted average share and per share data presented are calculated in accordance with SFAS 128, which calls for both basic and diluted weighted average share presentation. All prior period amounts have been restated in accordance with SFAS 128. Bristol believes that there has been no impact on its financial statements from the implementation of SFAS 128, as the weighted average shares previously used in calculating earnings per share are the same as the diluted weighted average shares calculated under SFAS 128.

     On June 23, 1997, Bristol's Board of Directors declared a three-for-two stock split, effective in the form of a stock dividend for shareholders of record June 30, 1997, which was distributed July 15, 1997 (the "Stock Split"). All per share data and the average common and common equivalent shares issued and outstanding have been adjusted to reflect the Stock Split for all periods presented.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

USE OF ESTIMATES

     Bristol has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain financial statement items from the prior years for Bristol and the Predecessor have been reclassified to conform with the current presentation.

3. ACQUISITIONS

UNITED INNS ACQUISITION

     On January 27, 1995, United/Harvey Holdings L.P. ("Holdings") acquired the common stock of United Inns for an aggregate purchase price of $67 million plus the assumption of United Inns' liabilities. The acquisition was accounted for as a purchase and the purchase price was allocated to the net assets acquired. Under the acquisition agreement, Holdings, Harvey Hotel Companies, H. K. Huie, Jr., the Harvey Management Equity Holders and the other parties thereto, the following occurred: (1) Holdings contributed to Bristol all of the outstanding capital stock of United Inns, approximately $15.1 million in cash and certain cash advances previously made for the benefit of Harvey Hotel Companies in exchange for an aggregate of 68.1% of Bristol's Common Stock; (2) the Harvey Management Equity Holders collectively contributed to Bristol 46.4% of the outstanding partnership interests in Harvey Hotel Companies in exchange for an aggregate of 20.6% of Bristol's Common Stock; and (3) Mr. Huie contributed 25.3% of his 50.6% outstanding partnership interest in Harvey Hotel Companies for 11.3% of Bristol's Common Stock. In addition, Mr. Huie and two of his daughters sold to the Company approximately 27.3% of the outstanding partnership interests in Harvey Hotel Companies for approximately $15.1 million in cash plus interest.

     As a result of these transactions, Holdings, Mr. Huie and the Harvey Management Equity Holders became the stockholders of Bristol, Bristol became the sole stockholder of United Inns, Bristol became the indirect owner of 99% of the outstanding partnership interests in Harvey Hotel Companies, and in connection therewith, a wholly owned subsidiary of Bristol became the managing general partner of Harvey Hotel Companies. Subsequently, one of Mr. Huie's daughters, who did not participate in the Combination, sold her 1.0% limited partnership interest in Harvey Hotel Companies (See Note 15).

     The aggregate purchase price for Harvey Hotel Companies of $55 million in stock and cash including the interests contributed by the Harvey Management Equity Holders and Mr. Huie has been allocated, along with acquisition costs of $1 million, to the net assets acquired. The net assets contributed were valued at their estimated fair value on the basis of an independent valuation performed by Holdings and as a result of the cash paid for the 27.3% owned by Mr. Huie and his two daughters. The excess of the purchase price over the net assets acquired of $71.5 million was principally allocated to land and buildings in accordance with the purchase method of accounting.

     The consolidated statements of income for Bristol includes the results of operations for United Inns from February 1, 1995.

     The following unaudited pro forma summary presents the combined results of Harvey Hotel Companies as if United Inns had been acquired at the beginning of 1995. The pro forma results have been prepared for

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the acquisition been in effect on the date indicated (in thousands):

                                                               MONTH ENDED
                                                               JANUARY 31,
                                                                  1995
                                                               -----------
                                                               (UNAUDITED)
Total revenues..............................................     $13,142
Net income after extraordinary gain and pro forma income tax
  expense...................................................     $ 1,111

HOLIDAY INN ACQUISITION

     On April 28, 1997, Bristol acquired the ownership of 45 full-service Holiday Inns and the management of an additional 15 Holiday Inn properties, three of which were owned by joint ventures in which Bristol acquired a 50% interest (the owned hotels, management contracts and joint venture interests, collectively referred to as the "Holiday Inn Assets"). As consideration for the Holiday Inn Acquisition, Bristol paid $398 million in cash and issued 9,381,308 shares (pre-Stock Split) of its common stock. The acquisition has been accounted for as a purchase and the results of operations of the Holiday Inn Assets have been included in the consolidated financial statements since April 28, 1997. The purchase price, including liabilities assumed in the acquisition (principally deferred tax liabilities) was allocated to the assets acquired, based upon their fair market values. The excess of the purchase price over the estimated fair market value of the net assets acquired was recorded as goodwill and is being amortized over 40 years.

     The following unaudited pro forma summary presents the results of Bristol as if the Holiday Inn Acquisition and related refinancing pursuant to the New Credit Facility (see Note 6) had occurred at the beginning of 1996. The pro forma results have been prepared for comparative purposes only and are not indicative of the results of operations that would have occurred had the Holiday Inn Acquisition occurred on the date indicated.

                                                                 1997        1996
                                                               --------    --------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
     Total revenues.........................................   $626,047    $571,876
     Income before extraordinary item.......................   $ 41,165    $ 31,981
     Net income.............................................   $ 29,762    $ 31,981

OTHER ACQUISITIONS

     In addition to the Holiday Inn Acquisition, Bristol completed the following single-asset acquisitions in 1997 and 1996:

DATE                                                     NUMBER       PURCHASE          MORTGAGE
ACQUIRED                          LOCATION              OF ROOMS        PRICE         DEBT ASSUMED
--------                          --------              --------      --------        -------------
December 1997          Milpitas (San Jose), CA........    305      $  4.25 million(1) $          --
December 1997          Philadelphia, PA...............    364      $ 25.50 million    $13.4 million
October 1997           St. Louis, MO..................    318      $ 18.00 million    $ 8.4 million
January 1997           Chicago, IL....................    378      $ 35.00 million    $          --
May 1996               Plano, TX......................    161      $  6.30 million    $          --

---------------

(1) The Holiday Inn -- Milpitas was previously owned by a joint venture in which Bristol owned a 50% interest. Bristol purchased the remaining 50% interest in the venture for $4.25 million and, concurrently with the acquisition, repaid all outstanding debt associated with the property of $25.7 million.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1997            1996
                                                               ------------    ------------
Land.......................................................     $  169,611       $ 50,528
Buildings..................................................      1,152,383        406,682
Furniture, fixtures and equipment..........................        162,045         74,827
                                                                ----------       --------
                                                                 1,484,039        532,037
  Less accumulated depreciation............................        (76,172)       (26,091)
                                                                ----------       --------
                                                                 1,407,867        505,946
Assets held for sale (net of accumulated depreciation of $0
  and $4,980)..............................................             --         38,279
Construction in progress...................................         31,300          8,339
                                                                ----------       --------
                                                                $1,439,167       $552,564
                                                                ==========       ========

     Bristol's properties are predominantly full-service hotels that operate in the upscale and mid-price with food and beverage segments of the lodging industry under franchise agreements primarily with Holiday Inn. Bristol seeks to maintain a geographically diverse portfolio of hotels to offset the effects of regional economic cycles. Bristol operates properties in 22 states, the District of Columbia and Canada, including 13 hotels in California, 11 in Georgia, 27 in Texas, seven in Florida, and six in Canada.

     During fiscal year 1996, Bristol classified certain limited-service hotels as assets held for sale pursuant to the provisions of SFAS 121. During 1997, Bristol reclassified these assets as held and used, therefore recording depreciation expense on these assets. The results of operations for these limited-service properties included in the income statement for the years ended December 31, 1997, 1996 and 1995 were (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1996       1995
                                                        -------    -------    -------
Total revenues........................................  $13,464    $16,398    $14,552
Operating income......................................    2,186      5,580      4,020

5. MARKETABLE SECURITIES

     In 1995, Bristol classified certain equity securities as Available-for-Sale Securities (per Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities"). Unrealized gains were reported as a separate component of stockholders' equity. In May 1996, management resolved to sell the equity securities, and accordingly, the securities were reclassified as Trading Securities and an unrealized gain of approximately $450,000 was recorded in earnings in 1996. These securities were sold in August 1996.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1997            1996
                                                             ------------    ------------
Senior Notes
  11.22% due December 18, 2000 (net of discount)...........    $ 29,469        $ 68,340
Mortgage loans
  Fixed rate:
     7.66% due October 27, 2009............................     455,000              --
     7.458% due November 11, 2007..........................     144,834              --
     8% due December 31, 2002..............................      40,263          42,126
     8.55% due January 11, 2016............................      14,324          14,626
     9% due October 1, 2005................................      13,401              --
     9.5% due August 1, 2005...............................       8,366              --
     Non-interest bearing due December 31, 2002............       7,950           9,086
     7.25% due September 30, 1997..........................          --           8,110
  Variable rate:
     7.75% Senior Term Facility due December 18, 1998......          --          66,976
     10.26% due January 31, 2000...........................          --           9,300
     10.25% due December 31, 1999..........................          --           6,899
     8.5% due September 30, 1997...........................          --           1,500
Other long-term debt.......................................         345           4,329
Capital leases.............................................       3,367           1,402
                                                               --------        --------
                                                                717,319         232,694
  Less current portion.....................................      (8,455)        (15,769)
                                                               --------        --------
          Long-term debt, excluding current portion........    $708,864        $216,925
                                                               ========        ========

     The mortgages are amortized using varying methods as provided in the individual debt agreements. Substantially all of Bristol's properties and equipment are pledged as collateral on mortgage obligations.

     Bristol obtained the financing for the Holiday Inn Acquisition under a new senior term facility which provided for up to $560 million aggregate amount of term loan borrowings (the "New Credit Facility"). The New Credit Facility was utilized to repay existing debt of approximately $134 million, to fund the cash portion of the Holiday Inn Acquisition and related closing costs. Bristol repaid $108 million of borrowings from the New Credit Facility in May 1997 with proceeds from the Offering (as defined in Note 10). The treatment of the extraordinary costs related to the repayment of debt is more fully described in
Note 8.

     On October 28, 1997, Bristol completed the refinancing of the existing $560 million New Credit Facility. The new financing (the "Refinancing") has two tranches: (a) $145 million at a fixed interest rate of 7.458%, a term of 10 years, and secured by 15 hotel properties; and, (b) $455 million at a fixed interest rate of 7.66%, a term of 12 years, and secured by 62 hotel properties.

     Bristol prepaid $40 million of its 11.22% Senior Secured Notes (the "Senior Notes") in December 1997. In conjunction with the prepayment, Bristol amended the Senior Note indenture to allow for a more flexible prepayment schedule. In connection with the Refinancing, Bristol Hotel Operating Company, a wholly owned subsidiary of Bristol, became a joint and several guarantor of the Senior Notes along with Bristol Hotel Asset Company.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     As discussed in Note 15, portions of the mortgage loans associated with three of Bristol's properties have been allocated to a third party.

     The aggregate maturities of long-term debt for the five years subsequent to December 31, 1997, are as follows (in thousands):

Year ended December 31,
  1998..................................................    $  8,455
  1999..................................................       8,387
  2000..................................................      38,421
  2001..................................................       9,146
  2002..................................................      34,230
  Thereafter............................................     618,680
                                                            --------
                                                            $717,319
                                                            ========

7. INCOME TAXES

     Components of income tax expense from continuing operations for the years ended December 31, 1997 and 1996 and the eleven months ended December 31, 1995, consist of the following (in thousands):

                                                          1997       1996       1995
                                                         -------    -------    ------
Federal:
  Current............................................    $12,683    $ 4,486    $3,245
  Deferred...........................................      4,637      5,301      (579)
State:
  Current............................................      1,837        282       190
  Deferred...........................................        509        332       (34)
Canada:
  Current............................................      1,618         --        --
  Deferred...........................................        723         --        --
                                                         -------    -------    ------
                                                         $22,007    $10,401    $2,822
                                                         =======    =======    ======

     Components of income tax benefit from extraordinary items for the years ended December 31, 1997 and 1996, consist of the following (in thousands):

                                                                 1997      1996
                                                                ------    ------
Federal:
  Current...................................................    $7,358    $   --
  Deferred..................................................        --        --
State:
  Current...................................................     1,098        --
  Deferred..................................................        --        --
                                                                ------    ------
                                                                $8,456    $   --
                                                                ======    ======

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Bristol estimates that its effective tax rate for 1997 approximated 39.9%. The actual income tax expense for the year ended December 31, 1997, is computed by applying the U. S. federal statutory income tax rate, adjusted as follows:


Income tax expense at the U. S. federal statutory rate......  35.0%
State income taxes, net of federal benefit..................   3.6%
Permanent differences and effect of higher Canadian tax
  rates.....................................................   1.3%
                                                              ----
                                                              39.9%
                                                              ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and December 31, 1996, are as follows (in thousands):

                                                                  1997       1996
                                                                --------    -------
Purchase accounting adjustments to land and building........    $248,866    $85,134
Other.......................................................         994         --
                                                                --------    -------
          Gross deferred tax liabilities....................     249,860     85,134
                                                                --------    -------
Tax credit and NOL carryforwards............................       4,011      5,502
Accrued reserves............................................       1,823      2,192
Other.......................................................       1,496      1,821
                                                                --------    -------
Gross deferred tax asset....................................       7,330      9,515
Valuation allowance.........................................          --         --
Deferred tax asset..........................................       7,330      9,515
                                                                --------    -------
          Net deferred tax liability........................    $242,530    $75,619
                                                                ========    =======

     The gross deferred tax liabilities relate principally to the temporary differences caused by the purchase accounting adjustments recorded as a result of the Combination and the Holiday Inn Acquisition. For financial reporting purposes, the transactions were recorded under the principles of purchase accounting and, accordingly, the basis of the assets have been adjusted to fair market value. For tax reporting purposes, the transactions resulted in the bases of the assets and liabilities being carried forward at their adjusted bases with some adjustment for certain gains recognized on the acquisition. This differing treatment has created book bases in excess of tax bases and, accordingly, the related deferred tax liabilities associated with these differences have been recorded. As Bristol depreciates and amortizes the bases of its assets for book and tax purposes, it will record an expense for depreciation and amortization in excess of that claimed for tax purposes. This reversal of the temporary differences established through purchase accounting will result in Bristol recording a credit to deferred tax expense for the tax effect of these differences.

     The remaining deferred tax assets are expected to be realized in future periods through use of existing tax NOL and tax credit carryforwards.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     For federal tax reporting purposes, net operating losses of $8,988,000 and tax credits of $657,000 generated by United Inns and Harvey Hotel Corporation in prior years are available to be carried forward to periods expiring as follows (in thousands):

                                                             FEDERAL      TAX
YEAR OF EXPIRATION                                             NOL      CREDITS
------------------                                           -------    -------
2001.......................................................  $   --      $142
2002.......................................................      --       154
2003.......................................................      --       158
2004.......................................................      --       103
2005.......................................................   3,924        58
2006 to 2010...............................................   5,064        42
                                                             ------      ----
                                                             $8,988      $657
                                                             ======      ====

     The losses and credits are subject to an annual loss limitation equivalent of approximately $4.8 million due to the changes in ownership of United Inns and Harvey Hotel Corporation which occurred in 1995. These carryforwards are further limited as they were incurred prior to the ownership of United Inns and Harvey Hotel Corporation by Bristol. Accordingly, these carryforwards are available only to offset income and taxes associated with the operations of the hotels that generated them.

8. EXTRAORDINARY ITEMS

     On April 28, 1997, Bristol recognized an extraordinary loss of $2.2 million ($1.3 million, net of tax) related to the early extinguishment of debt with proceeds from the New Credit Facility. Bristol incurred $479,000 of prepayment penalties and wrote off $1.7 million in deferred financing costs.

     Bristol refinanced the New Credit Facility in October 1997 and recognized an extraordinary loss of $14.0 million ($8.4 million, net of tax) related to the early extinguishment of the New Credit Facility. The loss on extinguishment reflects the write-off of deferred financing fees related to the New Credit Facility.

     Bristol prepaid a portion of its Senior Notes on December 16, 1997. Bristol prepaid $40 million of principal, and recognized an extraordinary loss of $5.0 million ($3.0 million, net of tax). The extraordinary loss reflects the $2.4 million in prepayment penalties paid by Bristol for the Senior Notes, as well as the write-off of approximately $2.6 million of deferred financing fees and discount on the Senior Notes.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1997            1996
                                                             ------------    ------------
Accounts payable...........................................    $ 2,921         $ 1,689
Accrued payroll, payroll taxes and benefits................     15,480           5,208
Accrued interest...........................................      3,738             993
Accrued hotel operating expenses...........................      1,405             858
Accrued Holiday Inn Acquisition costs/conversion costs.....      1,104              --
Other......................................................      2,718           1,878
                                                               -------         -------
                                                               $27,366         $10,626
                                                               =======         =======

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCKHOLDERS' EQUITY

     On April 28, 1997, Bristol's shareholders voted to amend Bristol's certificate of incorporation to increase the number of authorized shares of common stock from 75,000,000 to 150,000,000. As part of the consideration for the Holiday Inn Acquisition, Bristol issued 9,381,308 shares (pre-split) of its common stock.

     On May 16, 1997, Bristol issued 2,750,000 (pre-Stock Split) shares of its common stock at a price of $36 per share (the "Offering"). Bristol issued an additional 412,500 shares (pre-Stock Split) on May 28, 1997, pursuant to an over-allotment agreement with the underwriters of the Offering. Proceeds from the issuances were approximately $108 million (net of costs of $6.3 million).

NON-EMPLOYEE DIRECTOR OPTIONS

     Bristol instituted a Stock Option Plan for Non-Employee Directors (the "Director Plan") in 1995. Only members of the board who are not employees of Bristol or an employee of a 10% beneficial owner or an affiliate thereof will be eligible for option grants thereunder (an "Eligible Director"). An Eligible Director receives an option to purchase 7,500 shares of Common Stock at an exercise price equal to the market value on the date the individual becomes a director, and those options shall become exercisable 34% at the first next annual shareholders' meeting at which the individual is a director, and 33% at each of the next two consecutive years during which the individual is a director. In addition, the Eligible Director will receive options to purchase 7,500 shares at each annual meeting during which the individual is a director, exercisable on the date of the next annual shareholders' meeting at which the individual is a director. As of December 31, 1997, a total of 52,500 options had been granted to the three Eligible Directors on the board, 25,050 of which are currently exercisable.

EMPLOYEE OPTIONS

     Under the Amended and Restated 1995 Equity Incentive Plan, Bristol may award to participating officers and employees, options to purchase the Company's stock. Employee stock options may be granted to officers and employees with an exercise price generally not less than the fair market value of the common stock at the date of grant. Options expire at 10 years from date of grant. Options issued prior to December 31, 1995, have cliff vesting from 1998 -- 2000 and options issued on or after January 1, 1996, vest ratably over a four- or five-year period from the date of the grant. There were 2,069,441 employee options outstanding at December 31, 1997, of which 82,800 were exercisable.

SFAS 123 DISCLOSURE

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Pronouncement Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of Bristol's stock at the date of the grant over the amount the employee must pay to acquire the stock. Bristol, therefore, does not believe that the implementation of SFAS 123 has had a material adverse impact on Bristol's financial position or results of operations.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     However, had compensation cost for these plans been determined consistent with the method of SFAS No. 123, Bristol's net income and earnings per share would have been reduced to the following pro forma amounts (dollars in thousands):

                                                                              ELEVEN MONTHS
                                                 YEAR ENDED     YEAR ENDED        ENDED
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    1997           1996           1995
                                                ------------   ------------   -------------
Net Income   As Reported......................    $20,473        $17,749         $3,061
             Pro Forma........................     19,060         16,865          2,621
Basic EPS    As Reported......................       0.55           0.71           0.17
             Pro Forma........................       0.51           0.68           0.15
Diluted EPS  As Reported......................       0.53           0.70           0.17
             Pro Forma........................       0.50           0.67           0.15

     A summary of the status of Bristol's stock option plan at December 31, 1997, 1996 and 1995, (adjusted for Stock Split) and changes during the years then ended is presented in the table and narrative below:

                                       1997                           1996                           1995
                           ----------------------------   ----------------------------   ----------------------------
                                       WEIGHTED AVERAGE               WEIGHTED AVERAGE               WEIGHTED AVERAGE
                            SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
                           ---------   ----------------   ---------   ----------------   ---------   ----------------
Outstanding at January
  1......................  1,613,363        $10.57        1,190,766        $ 8.41               --        $  --
Options granted..........    520,400         25.06          435,000         16.39        1,190,766         8.41
Options exercised........     (6,929)        16.47               --            --               --
Options expired..........     (4,893)         9.78          (12,403)         8.33               --           --
                           ---------        ------        ---------        ------        ---------        -----
Options outstanding at
  December 31............  2,121,941        $14.10        1,613,363        $10.57        1,190,766        $8.41
                           =========        ======        =========        ======        =========        =====
Options exercisable at
  December 31............    107,850        $16.60            5,100        $15.00               --           --
                           =========        ======        =========        ======        =========        =====
Weighted average fair
  value of options.......  $    7.82                      $    5.76                      $    4.11
                           =========                      =========                      =========

     The 2,121,941 options outstanding at December 31, 1997, have exercise prices between $8.33 and $28.25 with a weighted average exercise price of $14.10 and a weighted average remaining contractual life of 8.1 years. At December 31, 1997, 107,850 of these options (with a weighted average exercise price of $16.60) are exercisable.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995; risk-free interest rates from 5.30% to 7.04%; no expected dividend yields; expected lives of one to seven years; expected volatility of 33.37%.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

11. OPERATING LEASES

     Bristol leases certain land, office space and equipment under noncancellable operating lease commitments. Minimum rentals due under these agreements for the next five years and thereafter are as follows (in thousands):

Year Ended December 31,
  1998....................................................  $ 11,933
  1999....................................................    11,976
  2000....................................................    12,046
  2001....................................................    12,029
  2002....................................................    11,887
  Thereafter..............................................   216,075
                                                            --------
                                                            $275,946
                                                            ========

     Leases include long-term ground leases for certain hotels, generally with renewal options. Certain leases contain provisions for the payment of contingent rentals based on a percentage of sales.

     Bristol leases certain hotel space to third-party vendors. Future minimum rentals to be received under noncancellable operating leases that have initial or remaining lease terms in excess of one year are as follows (in thousands):

Year Ended December 31,
  1998.....................................................  $ 3,582
  1999.....................................................    3,562
  2000.....................................................    3,289
  2001.....................................................    3,116
  2002.....................................................    2,720
  Thereafter...............................................   13,868
                                                             -------
                                                             $30,137
                                                             =======

12. MANAGEMENT CONTRACTS

     Bristol acquired the management of 15 hotels in the Holiday Inn Acquisition, three of which were owned by joint ventures in which Bristol owned a 50% interest. The purchase price allocated to these contracts at April 28, 1997 was $4.4 million and is being amortized on a straight-line basis over the remaining lives of the agreements, which range from one to 11 years. The amortization of the purchase price recorded in 1997 was $878,000. Management fee income was $4.9 million in 1997, $2.5 million in 1996, and $1.4 million in 1995. These management contracts may contain provisions which allow the third-party owner to terminate the contract for such reasons as sale of the property, for cause or without cause. Therefore, Bristol cannot guarantee that it will continue to manage these properties to the contract expiration date.

     Bristol acquired the remaining 50% interest in one of the joint ventures in which it was a partner in December 1997. (See Note 13.)

13. INVESTMENTS IN JOINT VENTURES

     Bristol acquired 50% interests in three joint ventures in the Holiday Inn Acquisition. The purchase price allocated to these joint ventures was approximately $12 million and is being amortized on a straight-line basis over the estimated life of the assets acquired. Amortization expense of $308,000 was recorded in 1997.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     On December 11, 1997, Bristol acquired the remaining 50% interest in the Milpitas Joint Venture for $4.25 million. Concurrently with the acquisition, Bristol paid off all outstanding debt related to the property of $25.7 million. None of the original $12 million purchase price allocated to the joint ventures in the Holiday Inn Acquisition was attributed to the Milpitas Joint Venture.

14. BENEFITS

     Health (including fully insured term life and accidental death and dismemberment), dental and disability coverage is provided to Bristol's employees through the Welfare Benefit Trust (the "Trust"). Bristol maintains varying levels of stop-loss and umbrella insurance policies to limit Bristol's per occurrence and aggregate liability in any given year. Actual claims and premiums on stop-loss insurance, medical and disability policies are paid from the Trust. The Trust is funded through a combination of employer and employee contributions. The Trust also pays work-related injury claims which are funded by the employer for its employees in Texas. Since April 1, 1995, all employees have been eligible for participation in the benefits provided through the Trust. Bristol provided $6.1 million and $2.9 million related to these benefits for the years ended December 31, 1997 and 1996, respectively.

     Bristol offers a Profit Sharing Plan and Trust ("401(k) Plan") to certain employees. The 401(k) Plan is designed to be a qualified trust under Section 401(a) of the Internal Revenue Code. Under the 401(k) Plan, eligible employees are allowed to defer up to 16% of their income on a pretax basis through contributions to the Plan; however, only the first 6% of pretax income is subject to matching by Bristol. Bristol may elect to make matching contributions of up to 50% of the employees' matchable contributions subject to certain performance measures of Bristol. Bristol provided for matching contributions for the years ended December 31, 1997 and 1996 totaling $1.5 million and $135,000, respectively.

15. COMMITMENTS AND CONTINGENCIES

     Substantially all of Bristol's hotel properties are (or will be in the next year) operated pursuant to franchise or license agreements ("Franchise Agreements"), primarily with Holiday Inn Franchising, Inc. or its affiliates. Bristol also operates hotels under franchise agreements with Marriott International, Inc., Hampton Inn (a division of Promus Hotels, Inc.), Ramada Franchise Systems, Inc. and Days Inn Inc. of America Franchising Inc. The Franchise Agreements generally require the payment of a monthly royalty fee based on gross room revenue and various other fees associated with certain marketing or advertising and centralized reservation services, also generally based on gross room revenues. The Franchise Agreements have various durations through the year 2017, and generally may not be terminated without the payment of substantial fees. Franchise fees of $19.5 million and $4.1 million were paid during the years ending December 31, 1997 and 1996, respectively.

     The Franchise Agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with such standards may from time to time require significant expenditures for capital improvements.

     Bristol is currently involved in certain guest and customer claims, employee wage claims and other disputes arising in the ordinary course of business. In the opinion of management, the pending litigation will not have a materially adverse effect on Bristol's financial position or results of operations.

     In connection with the administration of the Dallas County Probate Court of the estate of the deceased wife of H.K. Huie, Jr., one of Mr. Huie's daughters (the "Plaintiff"), alleged self dealing and breach of duty and trust by Mr. Huie as executor and testamentary trustee under his wife's will and in connection with his

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

actions as the managing general partner of Harvey Hotel Company and related partnerships and ventures (the "Probate Proceeding"). Several of Bristol's officers and certain subsidiaries were also named defendants in the Probate Proceeding. In November 1995, Bristol and the Plaintiff entered into a settlement agreement and release (the "Settlement Agreement") pursuant to which Plaintiff agreed to release Bristol, including its subsidiaries, from the lawsuit. Pursuant to the Settlement Agreement, Bristol paid an aggregate of $2.4 million for the Plaintiff's 1% interest in Harvey Hotel Company and a full release from all claims and causes of action. However, at that time, the named officers remained defendants in the Probate Proceeding. In the summer of 1996, during continuing mediation with the officers, the Plaintiff threatened Bristol with further action, claiming fraud and misrepresentation in the negotiation of the November 1995 Settlement Agreement. In August 1996, there was a final resolution of the Probate Proceeding, a result of which Bristol paid an additional $0.75 million for the full satisfaction of all claims and causes of action which could be asserted against Bristol, its subsidiaries or its officers. Bristol had reserved $1.65 million for this litigation. As a result, Bristol recognized $0.9 million ($0.6 million after tax) as other income during the third quarter of 1996.

     On March 28, 1997, Bristol paid approximately $663,000 to the State of Tennessee Department of Revenue in full settlement of all claims for franchise and excise tax related to United Inns, Inc.

     All of the owned hotels of Bristol have undergone Phase I environmental assessments which generally provide a physical inspection and data base search but not soil or groundwater analysis. In addition, most of Bristol's hotels have been inspected to determine the presence of asbestos-containing materials ("ACM's"). While ACM's are present in certain of Bristol's properties, operations and maintenance programs for maintaining such ACM's have been implemented, or the ACM's have been scheduled to be or have been abated, at such hotels. None of the environmental assessments conducted to date have revealed any environmental condition that management believes would have a material adverse effect on Bristol's business, assets or results of operations, nor is management aware of any such condition. However, it is possible that these assessments have not revealed all potential environmental liabilities or that there are material environmental liabilities of which management is not aware.

     In September 1995, Bristol disposed of certain of its non-hotel properties to HH Land Company, L.P. ("HH Land Company"). Upon acquisition of the non-hotel properties, HH Land Company assumed all liabilities associated with the non-hotel properties through a formal indemnification agreement, including environmental liabilities associated with the properties. Bristol remains contingently liable for the environmental costs associated with the properties. At such time that Bristol determines that it is not probable that HH Land Company will fully pay the remediation costs related to the disposed properties, Bristol will recognize such liabilities.

     Bristol leases the land underlying several of its hotels under various long-term leases through the year 2063. Lease payments under the agreements were $11.0 million and $2.6 million in 1997 and 1996, respectively.

     Bristol and Mr. Huie, representing various land ventures, are co-borrowers of funds secured by Harvey Hotel -- DFW Airport, Harvey Hotel-Dallas, Bristol Suites, and the various related land parcels. Bristol and Mr. Huie agreed to an assignment of the debt to the various unrelated land ventures resulting in the assignment of 23.73%, 24.24% and 22.18% of the debt associated with the borrowings for each property,

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

respectively. The related land parcels underlying each hotel are owned by Mr. Huie through the land ventures. The total debt and the amount allocated to Mr. Huie are as follows (in thousands):

                                                      1997                    1996
                                              --------------------    --------------------
                                               TOTAL     ALLOCATED     TOTAL     ALLOCATED
                                               DEBT       TO HUIE      DEBT       TO HUIE
                                              -------    ---------    -------    ---------
Harvey Hotel -- DFW Airport................   $24,275     $5,762      $25,581     $6,071
Harvey Hotel -- Dallas.....................     7,442      1,802        7,600      1,843
Bristol Suites.............................    19,378      4,298       20,756      4,604

     Bristol is jointly and severally liable in the event of nonpayment by Mr. Huie of the debt allocated. For December 31, 1997 and 1996, the allocated amounts have not been reflected in the consolidated financial statements of Bristol. However, Bristol does not record interest expense on the allocated debt because payments made to Mr. Huie are appropriately recorded as rental expense under the related land leases. The land parcels at the respective hotels are security for the additional liability.

16. RELATED PARTY TRANSACTIONS

HOTEL PROPERTIES AGREEMENT

     Concurrently with the Holiday Inn Acquisition, Bristol, and Holiday Corporation and its affiliates (collectively, "HC") entered into a hotel properties agreement (the "Hotel Properties Agreement"). Pursuant to the Hotel Properties Agreement, Bristol will offer to HC the opportunity to enter into a standard HC franchise agreement for each hotel that Bristol acquires, manages or develops that meets specified criteria. The Hotel Properties Agreement requires that 85% of the rooms in Bristol's owned, leased and managed hotels be operated under a Holiday Inn brand, subject to certain limitations and approvals. The above provisions of the Hotel Properties Agreement will expire the earlier of
(i) the date that HC terminates its obligation at any time following 24 months after the Holiday Inn Acquisition (the "Holiday Notice") or (ii) the date that HC no longer holds a controlling interest in the franchisor of the Holiday Inn brands.

     Additionally, Bristol has a right of first refusal on any entity or other interest meeting certain criteria that HC wishes to acquire or develop, subject to certain limitations. HC can terminate its obligation under this provision in accordance with the Holiday Notice.

     Bristol has agreed to enter into Franchise Agreements with HC pursuant to which certain Bristol properties will be rebranded to Holiday Inn brands, subject to normal franchising procedures. Franchise fees for these rebranded hotels will equal 0% of room revenue for 1997, 1% in 1998, 3% in 1999 and 5% in 2000. Amounts paid to HC pursuant to Franchise Agreements and related marketing, advertising and reservation services were $21.8 million in 1997, including $13.1 million for franchise royalty fees and $4.5 million of franchise marketing fees.

INTERIM SERVICES AGREEMENT

     Bristol entered into an interim services agreement (the "ISA Agreement") with Holiday Hospitality Corporation ("HHC") for HHC to provide certain accounting, payroll, employee benefit, training, treasury, management information and construction and design services to Bristol for a transition period following the Holiday Inn Acquisition. In consideration for such services, Bristol reimbursed HHC for the estimated cost incurred in connection with providing the services, totaling $1.3 million for the year ended December 31, 1997. The ISA Agreement expired in October 1997.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

17. FAIR VALUE

     Bristol has estimated the fair value of its financial instruments at December 31, 1997 and 1996, as required by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments." The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values. Marketable securities are carried at fair value, which is determined based upon quoted market prices. The carrying values of variable and fixed rate debt are reasonable estimates of their fair values.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The unaudited consolidated quarterly results of operations for Bristol and the unaudited combined quarterly results of operations for the Predecessor are as follows (in thousands):

                                                                   1995
                                   --------------------------------------------------------------------
                                                                  BRISTOL HOTEL COMPANY
                                   HARVEY HOTEL   -----------------------------------------------------
                                    COMPANIES     FEBRUARY TO     SECOND         THIRD        FOURTH
                                   JANUARY 1995      MARCH        QUARTER       QUARTER       QUARTER
                                   ------------   -----------   -----------   -----------   -----------
Revenues.........................     $5,943      $    29,910   $    43,040   $    46,205   $    46,040
Operating income.................      1,932            6,221         8,016         5,484         6,874
Income (loss) before
  extraordinary item.............      1,280            2,268         2,056          (290)          935
Net income (loss)................      1,280            2,268         2,056          (290)         (973)
Earnings per common share:
  Income (loss) before
     extraordinary item:
     Basic.......................         --      $      0.13   $      0.12   $     (0.02)  $      0.05
     Diluted.....................         --      $      0.13   $      0.12   $     (0.02)  $      0.05
  Net income (loss):
     Basic.......................         --      $      0.13   $      0.12   $     (0.02)  $     (0.05)
     Diluted.....................         --      $      0.13   $      0.12   $     (0.02)  $     (0.05)
Weighted average number of common
  and common equivalent shares:
     Basic.......................         --       17,436,267    17,436,267    17,436,267    18,967,108
     Diluted.....................         --       17,460,202    17,479,061    17,479,953    19,050,967

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    1996
                                            -----------------------------------------------------
                                                            BRISTOL HOTEL COMPANY
                                            -----------------------------------------------------
                                               FIRST        SECOND         THIRD        FOURTH
                                              QUARTER       QUARTER       QUARTER       QUARTER
                                            -----------   -----------   -----------   -----------
Revenues..................................  $    49,677   $    51,237   $    58,571   $    52,355
Operating income..........................       10,318        11,282        16,073         9,093
Income before extraordinary item..........        3,863         4,375         6,835         2,676
Net income................................        3,863         4,375         6,835         2,676
Earnings per common share:
  Income before extraordinary item:
     Basic................................  $      0.16   $      0.18   $      0.28   $      0.11
     Diluted..............................  $      0.15   $      0.17   $      0.27   $      0.10
  Net income:
     Basic................................  $      0.16   $      0.18   $      0.28   $      0.11
     Diluted..............................  $      0.15   $      0.17   $      0.27   $      0.10
Weighted average number of common and
  common equivalent shares:
  Basic...................................   24,848,760    24,848,760    24,848,760    24,848,760
  Diluted.................................   25,511,455    25,552,515    25,530,737    25,524,361

                                                                    1997
                                            -----------------------------------------------------
                                                            BRISTOL HOTEL COMPANY
                                            -----------------------------------------------------
                                               FIRST        SECOND         THIRD        FOURTH
                                              QUARTER       QUARTER       QUARTER       QUARTER
                                            -----------   -----------   -----------   -----------
Revenues..................................  $    58,261   $   131,615   $   163,005   $   151,637
Operating income..........................       13,301        26,909        32,252        25,434
Income before extraordinary item..........        4,410         9,622        12,066         7,116
Net income (loss).........................        4,410         8,284        12,066        (4,287)
Earnings per common share:
  Income (loss) before extraordinary item:
     Basic................................  $      0.18   $      0.26   $      0.28   $      0.16
     Diluted..............................  $      0.17   $      0.25   $      0.27   $      0.16
  Net income (loss):
     Basic................................  $      0.18   $      0.22   $      0.28   $     (0.10)
     Diluted..............................  $      0.17   $      0.22   $      0.27   $     (0.10)
Weighted average number of common and
  common equivalent shares:
  Basic...................................   24,848,760    37,041,425    43,635,401    43,636,444
  Diluted.................................   25,796,808    37,997,744    44,643,133    44,629,022

     Earnings per common share amounts and weighted average number of common and common equivalent shares have been retroactively adjusted to reflect the July 15, 1997 Stock Split and calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The sum of the earnings
(loss) per common share for the four quarters differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods.

                             BRISTOL HOTEL COMPANY
                      HARVEY HOTEL COMPANIES (PREDECESSOR)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

19. SUBSEQUENT EVENT -- OMAHA ACQUISITION

     On February 2, 1998, Bristol announced that it had entered into a definitive agreement to acquire 20 midwestern hotels. Under the transaction, Bristol will acquire by merger Omaha Hotel, Inc. and will purchase an individual hotel. The total consideration for these assets is as follows: $19.1 million in cash, $40.9 million of assumed debt and 1.43 million shares of Bristol's common stock. The portfolio consists of nine full-service Holiday Inns, five Holiday Inns Express hotels, five Hampton Inns and one Homewood Suites with locations in Omaha, Nebraska; Moline, Illinois; Davenport, Iowa; central Kansas and Midland/Odessa, Texas. The acquisition is anticipated to close in April 1998.

20. SUBSEQUENT EVENT -- PROPOSED MERGER

     On March 24, 1998, Bristol announced a proposed merger with FelCor Suite Hotels, Inc. ("FelCor"), subject to approval by shareholders of both companies and final documentation. Under the terms of the proposed merger, FelCor will acquire the real estate holdings and associated debt of Bristol in return for
31.7 million shares of newly issued FelCor stock. Prior to the merger, Bristol will spin off, as a taxable dividend, all of its non-real estate holdings into a newly formed public company to be known as Bristol Hotels & Resorts, Inc. ("New Bristol").

     Each of Bristol's outstanding common shares will be exchanged for .685 shares of FelCor common stock. In addition, Bristol shareholders will receive a taxable distribution of one share of New Bristol common stock for each share of Bristol.

     The merger is expected to close by the end of June 1998.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BRISTOL HOTELS & RESORTS, INC.

                                            By:  /s/ J. PETER KLINE
                                              ---------------------------
                                                    J. Peter Kline,
                                                Chief Executive Officer

Date: April 21, 1998

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                      ITEM
        -------                                      ----
           2.1           -- Spin-Off Agreement among the Company, Bristol and Bristol
                            Management Corporation*
           3.1           -- Certificate of Incorporation
           3.2           -- Form of First Amended and Restated Certificate of
                            Incorporation contemplated to be filed in connection with
                            the spin-off*
           3.3           -- Bylaws*
           3.4           -- Form of First Amended and Restated Bylaws contemplated to be filed in connection with the spin-off*
           3.5           -- Form of certificate for common shares
           4.1           -- Form of Registration Rights Agreement among the Company,
                            Bass America Inc., Holiday Corporation and United/Harvey
                            Holdings
           4.2           -- Form of Stockholders' Agreement among the Company,
                            Holiday Corporation, Bass America Inc., Bass plc and
                            United/Harvey Holdings
           9.1           -- Voting and Cooperation Agreement among FelCor, Bristol,
                            Bass America Inc., Holiday Corporation and United/Harvey
                            Holdings
          10.1           -- Agreement Regarding Master Hotel Agreement between the
                            Company and FelCor and FelCor Suites Limited Partnership*
          10.2           -- Form of Hotel Properties Agreement between Holiday
                            Hospitality and the Company
          10.3           -- Employment Agreement between the Company and J. Peter
                            Kline(1)
          10.4           -- Employment Agreement with John A. Beckert(2)
          10.5           -- Form of 1998 Equity Incentive Plan
          10.6           -- Form of 1998 Non-Employee Directors Stock Option Plan
          21.1           -- Subsidiaries of the Company
          99.1           -- Consent of Reginald K. Brack, Jr. to being named as a
                            person who is to become a director
          99.2           -- Consent of David A. Dittman to being named as a person
                            who is to become a director
          99.3           -- Consent of Thomas R. Oliver to being named as a person
                            who is to become a director
          99.4           -- Consent of James J. Pinto to being named as a person who is to become a director
          99.5           -- Consent of Kurt C. Read to being named as a person who is to become a director
          99.6           -- Consent of Robert A. Whitman to being named as a person who is to become a director

---------------

 *  To be filed by amendment

(1) Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of Bristol Hotel Company filed with the SEC on March 30, 1998.

(2) Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K of Bristol Hotel Company filed with the SEC on March 30, 1998.